ROCKY®

SHOES AND BOOTS

Rocky Shoes & Boots, Inc.
2001 Annual Report

Rocky Shoes & Boots, Inc. designs, develops, manufactures and markets premium quality rugged outdoor, occupational and casual footwear.

FINANCIAL HIGHLIGHTS

(In thousands, except for per share data)

	1999	2000	2001
Income Statement Data			
Net sales	$ 98,781	$ 103,229	$ 103,320
Net income (loss)	$ (5,130)	$ 96	$ 1,531
Balance Sheet Data			
Inventories	$ 32,573	$ 32,035	$ 27,714
Long-term debt, less current maturities	$ 25,177	$ 26,445	$ 16,976
Shareholders' equity	$ 50,229	$ 50,326	$ 51,043
Per Share			
Net income (loss):			
Basic	$ (1.09)	$ 0.02	$ 0.34
Diluted	$ (1.09)	$ 0.02	$ 0.34
Weighted average number of shares outstanding:			
Basic	4,710	4,489	4,489
Diluted	4,710	4,493	4,549

Net sales


$98,781
$103,229
$103,320
1999
2000
2001

Net income per diluted share


($1.09)
$0.02
$0.34
1999
2000
2001

Inventories


$32,573
$32,035
$27,714
1999
2000
2001

Long-term debt[1]


$25,177
$26,445
$16,976
1999
2000
2001

[1] less current maturities

To Our Shareholders,

Our operating and financial results for 2001 were much improved over the prior year. Net income rose to $1.5 million, including a $1.5 million restructuring charge, from $0.1 million in 2000. The increase in profitability was directly attributable to cost reduction programs we began to implement more than a year ago. These efforts have streamlined our operations and positioned us as a leaner, more competitive company.

Net sales for the twelve months ended December 31, 2001, were $103.3 million compared to $103.2 million a year ago. Sales momentum was building through third quarter 2001; however, we, like many other retail companies, faced particular challenges during fourth quarter 2001 due to much weaker retail market conditions combined with generally warmer weather. These factors especially impacted re-orders for our rugged outdoor footwear during this period.

During 2001 we specifically focused management attention on reducing our controllable costs. There were several initiatives to reduce expenses, and the benefits of these actions became apparent during the second half of 2001 particularly through lower selling, general, and administrative expenses. Our borrowings were also much lower compared to 2000. This was due to reductions in inventory, accounts receivable, and, to a lesser extent, capital expenditures. At year-end 2001, our funded debt was 36.6% below the same date of the prior year.

In September 2001 we announced a strategic decision to realign our manufacturing operations. Targeted efforts to address this situation had been previously implemented that incrementally benefited our operations and performance. However, none was as extensive as the decision to cease manufacturing at our Nelsonville, Ohio factory. Following an extended period of review and analysis, we concluded that this realignment was necessary in order to strengthen the company's long-term competitive position. The restructuring charge was recorded to cover the costs associated with this action. We expect that savings from the change will offset the one-time charges for the realignment of manufacturing operations within 18 months.

The ROCKY brand maintained its strong position in 2001. We are the leading brand in the rugged outdoor category. During the second half of 2001 we developed the ROCKY Gear Outfitters line of products. The line includes adult clothing and accessories, such as coats, fleeces, socks and other items. In January 2002 we purchased the licensing rights to ROCKY Kids, a line of children's rugged outdoor footwear. These initiatives reflect the growing importance of the casual lifestyle and increased recognition and value of the ROCKY brand. Both lines were introduced earlier this year and the initial response has been favorable. We are excited about these extensions of our brand and the opportunities they present for increased sales.

This past year we manufactured $8.9 million of Intermediate Cold Wet military boots under a contract with the U.S. government. Sales of these ROCKY branded boots offset weakness in other footwear categories, particularly during the fourth quarter of 2001. We plan to manufacture and ship another $6.4 million of military boots during the first half of 2002. These boots are made in our Puerto Rico factory.

Sourcing continued to increase throughout 2001 and represented 41% of net sales for the year. Port of entry sales, which are shipped directly to the customer, grew substantially compared to 2000. We are sourcing the entire lines of ROCKY Kids and ROCKY Gear Outfitters products. It is anticipated that sourcing will continue to increase for the foreseeable future.

We began 2002 with increased confidence based on the achievements we made this past year to improve our business. Further benefits are anticipated this year as a result of those actions, especially in the area of manufacturing costs. Nonetheless, we are cautious concerning the retail market, especially for rugged outdoor footwear, due to the high levels of carryover from the recent winter season. Inventories at the retail level are above expectations, which was reflected in the reduced re-orders during fourth quarter 2001. We are responding proactively to this situation through increased contact with our customers and monitoring production schedules closely.

We believe the right steps have been taken to position the company for improved profitability and long-term performance. As a result, we are a better company today and positioned to respond promptly to changes in our operating environment. Our continued emphasis on controlling costs is being balanced with the active pursuit of growth opportunities.

Your continued interest in the company and comments are appreciated.

Sincerely

Mike Brooks

Mike Brooks
Chairman and CEO
March 28, 2002

ROCKY®
SHOES AND BOOTS

FORM 10-K

U.S. Securities and Exchange Commission
Washington, D.C. 20549

(Mark One)

☒ ANNUAL REPORT UNDER SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2001

OR

☐ TRANSITION REPORT UNDER SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number: 0-21026

ROCKY SHOES & BOOTS, INC.

(Exact name of Registrant as specified in its charter)

Ohio (State or other jurisdiction of incorporation or organization)	**No. 31-1364046** (I.R.S. Employer Identification No.)

39 East Canal Street
Nelsonville, Ohio 45764
(Address of principal executive offices, including zip code)

(740) 753-1951
(Registrant's telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act: None

Securities registered pursuant to Section 12(g) of the Act: Common Stock, without par value
Preferred Stock Purchase Rights

Indicate by checkmark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months, and (2) has been subject to the filing requirements for at least the past 90 days. YES ☒ NO ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of Registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☒

The aggregate market value of the Registrant's Common Stock held by non-affiliates of the Registrant was approximately $28,011,583 on March 19, 2002.

There were 4,498,965 shares of the Registrant's Common Stock outstanding on March 19, 2002.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the Registrant's Proxy Statement for the 2002 Annual Meeting of Shareholders are incorporated by reference in Part III.

This Annual Report on Form 10-K contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and Section 27A of the Securities Act of 1933, as amended. The words "anticipate," "believe," "expect," "estimate," and "project" and similar words and expressions identify forward-looking statements which speak only as of the date hereof. Investors are cautioned that such statements involve risks and uncertainties that could cause actual results to differ materially from historical or anticipated results due to many factors, including, but not limited to, the factors discussed in "Business - Business Risks." The Company undertakes no obligation to publicly update or revise any forward-looking statements.

PART I

ITEM 1. BUSINESS.

Rocky Shoes & Boots, Inc. has two subsidiaries: Five Star Enterprises Ltd. ("Five Star"), a Cayman Islands corporation, which operates a manufacturing facility in La Vega, Dominican Republic, and Lifestyle Footwear, Inc. ("Lifestyle"), a Delaware corporation, which operates a manufacturing facility in Moca, Puerto Rico. Unless the context otherwise requires, all references to "Rocky" or the "Company" include Rocky Shoes & Boots, Inc. and its subsidiaries.

Overview

The Company is the successor to the business of The Wm. Brooks Shoe Company, a company established in 1932 by William Brooks, who was later joined by F. M. Brooks, the grandfather of the Company's current Chairman, President and Chief Executive Officer, Mike Brooks. The business was sold in 1959 to a company headquartered in Lancaster, Ohio. John W. Brooks, the father of Mike Brooks, remained as an employee of the business when it was sold. In 1975, John W. Brooks formed John W. Brooks, Inc. (later known as Rocky Shoes & Boots Co. ("Rocky Co.")) as an Ohio corporation, reacquired the Nelsonville, Ohio operating assets of the original company and moved the business's principal executive offices back to Nelsonville, Ohio. In 1993, the Company, Rocky Co., Lifestyle and Five Star were parties to a reorganization, and in 1996, Rocky Co. was merged with and into the Company, resulting in the Company's present corporate structure.

Most of the Company's footwear is manufactured in the Company's facilities located in the Dominican Republic and Puerto Rico, and the balance of the footwear is sourced from factories in the Far East. The Company's footwear is distributed nationwide and in Canada from the Company's finished goods distribution facility located near Logan, Ohio.

In September 2001, the Board of Directors approved a plan to consolidate and realign the Company's footwear manufacturing operations. Under this plan, the Company moved the footwear manufacturing operations at the Nelsonville, Ohio factory to the Company's factory in Puerto Rico. The restructuring plan was completed in fourth quarter of 2001.

In the past, the Company has benefited from a relatively low effective tax rate. Rocky Inc. and its wholly-owned subsidiary doing business in Puerto Rico, Lifestyle, are subject to U.S. Federal income taxes; however, the Company's income earned in Puerto Rico is allowed favorable tax treatment under Section 936 of the Internal Revenue Code if conditions as defined therein are met. Five Star is incorporated in the Cayman Islands and conducts its operations in a "free trade zone" in the Dominican Republic and, accordingly, is currently not subject to Cayman Islands or Dominican Republic income taxes. Thus, the Company is not subject to foreign income taxes. As of December 31, 2001, a provision has not been made for U.S. taxes on the accumulated undistributed earnings of Five Star through December 31, 2001 of approximately $5,309,000 that would become payable upon repatriation to the United States. It is the intention of the Company to reinvest all such earnings of Five Star in operations and facilities outside of the United States.

The Company operates in one financial reporting segment, footwear. The footwear segment has several major product lines. Financial information, including revenues, pre-tax income, and assets are included in the consolidated financial statements.

ROCKY® is a federally registered trademark of Rocky Shoes & Boots, Inc. This report also refers to trademarks of corporations other than the Company. See "Business - Patents, Trademarks and Trade Names."

Strategy

The Company's objective is to design, supply and market innovative, high performance, branded footwear and accessory products that enhance shareholder value while improving the quality of life of our employees, customers and the communities in which we operate. Key elements of the Company's strategy are as follows:

Leverage the ROCKY Brand. The Company believes the ROCKY brand has become a recognizable and established name for performance and quality conscious consumers in the rugged outdoor and occupational segments of the men's footwear market. The Company intends to continue leveraging ROCKY with emphasis on the occupational shoe market and complementary products, such as socks and accessories in an effort to increase brand recognition.

Build customer and consumer relationships. The Company believes it can improve customer and consumer relationships through innovative sales and marketing methods. These enhanced relationships will enable the Company to better understand and satisfy our customer's and consumer's needs.

Maximize benefit of current infrastructure. The Company believes it must more extensively utilize the recent significant investments made in distribution and information systems. These systems will enable the Company to better service its customers in a more cost efficient manner.

Focus future investment. The Company believes it needs to continue as the leader in design and engineering of new and innovative products and to focus future investments on achieving this goal.

Expand Product Sourcing. The Company's sourced products represented approximately 41% of net sales in 2001. The Company sources products which are manufactured to its specifications from independent manufacturers in the Far East. This enables the Company to offer product for sale at price points that cannot generally be achieved with products manufactured in its own plants.

Product Lines

The Company's product lines consist of rugged outdoor, occupational and casual footwear. ROCKY brand products emphasize quality, patented materials, such as GORE-TEX waterproof breathable fabric, CORDURA nylon fabric, CAMBRELLE cushioned lining and THINSULATE thermal insulation. The following table summarizes the Company's product lines:

	Rugged Outdoor	Occupational	Casual	Military
TARGET MARKET	Hunters and outdoorsmen	Law enforcement and military personnel, security guards, postal workers, paramedics, industrial workers and construction workers	Retail customers of premium casual wear	U.S. government
SUGGESTED RETAIL PRICE RANGE..........................	\$59 - 259	\$69 - \$179	\$69 - \$189	NA
DISTRIBUTION CHANNELS ...	Sporting goods stores, outdoor specialty stores, mail order catalogs, independent retail stores and mass merchandisers	Retail uniform stores, mail order catalogs, specialty safety stores	Independent retail stores, sporting goods stores, mail order catalogs and sporting goods stores	U.S. government supply chain

Rugged Outdoor Footwear. Rugged outdoor footwear is the Company's largest product line, representing \$56.6 million, or 54.7%, of Fiscal 2001 net sales. The Company's rugged outdoor footwear consists of all season sport/hunting boots that are typically waterproof and insulated and a line of rubber footwear. Rubber footwear was introduced by the Company in 1998 and consists of patterned and non-patterned camouflage knee boots, chest and hip waders and insulated cold weather pack boots. These products are designed to keep outdoorsmen comfortable in extreme conditions. Most of the Company's rugged outdoor footwear have outsoles which are designed to provide excellent cushioning and traction. Although Rocky's rugged outdoor footwear is regularly updated to incorporate new camouflage patterns, the Company believes its products in this category are relatively insensitive to changing fashion trends.

Occupational Footwear. Occupational footwear, the Company's second largest product line, represented $27.1 million, or 26.2%, of Fiscal 2001 net sales. All occupational footwear styles are designed to be comfortable, flexible, lightweight, slip resistant and durable and are typically worn by people who are required to spend a majority of their time at work on their feet. Several of the Company's occupational footwear products are similar in design to certain of the Company's rugged outdoor footwear styles, except the Company's occupational footwear is primarily black in color and features innersole support systems. This product category includes work/steel toe footwear designed for industrial, construction and manufacturing workers who demand leather work boots that are durable, flexible and comfortable.

Military Footwear. Sales of military footwear were $8.9 million in Fiscal 2001, accounting for 8.7% of net sales. The military footwear are sold under contract to the U.S. government. While the Company may pursue future government contracts for military footwear, the current contract will be fulfilled during the first half of 2002.

Casual Footwear. Sales of the Company's casual footwear were $4.4 million in Fiscal 2001, accounting for 4.3% of net sales. The Company's casual products target the upscale segment of the market and include well-styled, comfortable leather shoes of a variety of constructions, including traditional handsewn. Most of the Company's footwear in this segment is waterproof and highly functional for outdoor activity. The Company reduced its emphasis on the casual footwear segment beginning in Fiscal 2000. While continuing to offer high performance rugged casual footwear, the emphasis is on marketing this line through the traditional dealer base.

Factory outlet stores. During 2001, the Company operated factory outlet stores in Nelsonville, Ohio and Westpoint, Mississippi. The Westpoint, Mississippi store was closed in July, 2001. Products principally include factory damaged goods and close-outs from the Company and Rocky licensed products. In addition, related products from other manufacturers are sold in the stores. For Fiscal 2001, net sales for factory outlet stores were $4.7 million, or 4.6% of the Company's total net sales.

Other. The Company manufactures and/or markets a variety of accessories, including GORE-TEX waterproof oversocks, GORE-TEX waterproof booties, innersole support systems, foot warmers, laces and foot powder. GORE-TEX waterproof oversocks are sold under the ROCKY brand and as private label products. Sales of other products were $1.5 million in Fiscal 2001.

Net Sales Composition. The following table indicates the percentage of net sales derived from each major product line and the factory outlet store for the periods indicated. Historical percentages may not be indicative of the Company's future product mix.

	Fiscal 2001	Fiscal 2000	Fiscal 1999
Rugged outdoor	54.7%	60.4%	52.0%
Occupational	26.2	27.3	30.4
Military	8.7	-	-
Casual	4.3	6.0	9.1
Factory outlet stores	4.6	5.7	5.3
Other	1.5	0.6	3.2
	100.0%	100.0%	100.0%

Product Design and Development

Product design and development are initiated both internally by the Company's development staff and externally by customers and suppliers. The Company's product development personnel, marketing personnel and sales representatives work closely together to identify opportunities for new styles, camouflage patterns, design improvements and the incorporation of new materials. These opportunities are reported to the Company's development staff which oversees the development and testing of the new footwear. The Company strives to develop products which respond to the changing needs and tastes of consumers.

Sales, Marketing and Advertising

The Company has developed comprehensive marketing and advertising programs to gain national exposure and create brand awareness for the ROCKY brand products in targeted markets. By creating strong brand awareness, the Company seeks to increase the general level of retail demand for its products, expand the customer base and increase brand loyalty. The Company's footwear is sold by more than 3,000 retail and mail order companies in the United States and Canada. No single customer accounted for more than 10% of the Company's revenues in Fiscal 2001. The Company believes the loss of any single customer would not have a material averse effect on the Company's financial position.

The Company's sales and marketing personnel are responsible for developing and implementing all aspects of advertising and promotion of the Company's products. In addition, the Company maintains a network of exclusive sales representatives who sell the Company's products throughout the United States and in Canada. The Company has historically sold its products through manufacturers' representatives who carried ROCKY brand products as well as other non-competing products. Currently, the majority of the Company's sales force is comprised of exclusive sales representatives.

The Company advertises and promotes the ROCKY brand through a variety of methods, including product packaging, national print and television advertising and a telemarketing operation. In addition, the Company attends numerous tradeshows, which have historically been an important source of new orders, and also works to establish the ROCKY brand within the trade industry. The Company's marketing personnel have developed a product list, product catalog and dealer support system which includes attractive point-of-sale displays and co-op advertising programs.

The Company believes its long-term reputation for quality has increased awareness of the ROCKY brand. To further increase the strength of its brand, the Company has targeted the majority of its advertising efforts toward end consumers. A key component of this strategy includes advertising through cost-effective cable broadcasts and national print publications aimed at audiences which share the demographic profile of the Company's typical customers. The Company's print advertisements and television commercials emphasize the waterproof nature of the Company's footwear as well as its high quality, comfort, functionality and durability. Management believes that by continuing to target consumers, the ROCKY brand will become more recognizable and establish it as an overall leader in the industry leading to greater retail demand for the product.

Manufacturing and Sourcing

The Company manufactures its products in the Company's facilities located in the Dominican Republic and Puerto Rico utilizing a modular "Team Pass-Through" manufacturing system. The Company believes that this system, which allows each person to perform a number of different tasks, is superior to a traditional assembly line approach, which requires each person to perform a single repetitive task. This system increases the production per square foot of manufacturing space, reduces work-in-process inventory and direct labor and improves production yields. In addition, the Company believes that its manufacturing process allows it to respond quickly to changes in product demand and consumer preferences.

Quality control is stressed at every stage of the manufacturing process and is monitored by trained quality assurance personnel at each of the Company's manufacturing facilities. Every pair of ROCKY footwear, or its component parts, produced at the Company's facilities is inspected at least five times during the manufacturing process with some styles inspected up to nine times. Every GORE-TEX waterproof fabric bootie liner is individually tested by filling it with compressed air and submerging it in water to verify that it is waterproof. Quality control personnel at the finished goods distribution facility located near Logan, Ohio conduct quality control testing on incoming sourced finished goods and raw materials and inspect random samples from the finished goods inventory from each of the Company's manufacturing facilities to ensure that all items meet the Company's high quality standards. A portion of the manufacturing employees' compensation is based on the level of product quality of their work group.

The majority of the Company's footwear is produced in its own facilities in the Dominican Republic and Puerto Rico. Until the Company discontinued production in its Nelsonville, Ohio facility in November 2001, the Company also produced footwear in this facility. The Company also sources footwear from manufacturers in the Far East, which accounted for approximately 41% of net sales in Fiscal 2001. A greater portion of the Company's products may be sourced in the future since the Company can achieve higher initial gross margins on sourced footwear. The Company will source products from outside facilities only if the Company believes that these facilities will maintain the high quality that has become associated with ROCKY brand footwear.

As part of the Company's quality control process, the Company uses employees in its China office to visit foreign factories to conduct quality control reviews of raw materials, work in process inventory, and finished goods. In addition, upon arrival at the Company's Ohio distribution center, another inspection of sourced footwear is conducted by the Director of Quality Control. The Company does not use hedging instruments with respect to foreign-sourced products.

Compliance with federal, state and local regulations with respect to the environment has not had any material effect on the earnings, manufacturing process, capital expenditures or competitive position of the Company. Compliance with such laws or changes therein could have a negative impact in the future.

Suppliers

The Company purchases raw materials from a number of domestic and foreign sources. The Company does not have any long-term supply contracts for the purchase of its raw materials, except for limited blanket orders on leather to protect wholesale selling prices for an extended period of time. The principal raw materials used in the production of the Company's footwear, in terms of dollar value, are leather, GORE-TEX waterproof breathable fabric, CORDURA nylon fabric and soling materials. The Company believes that these materials will continue to be available from its current suppliers, and, with the possible exception of GORE-TEX waterproof breathable fabric, there are acceptable present alternatives to these suppliers and materials.

GORE-TEX waterproof fabric is purchased under license directly from W. L. Gore & Associates, Inc. ("Gore"). A majority of the Company's footwear incorporates GORE-TEX waterproof breathable fabric. The Company, which has been a customer of Gore since 1980, was the first footwear manufacturer licensed by Gore to manufacture, promote, sell and distribute footwear worldwide using GORE-TEX waterproof breathable fabric. The Company is currently one of the largest customers of GORE-TEX waterproof breathable fabric for footwear. Although other waterproofing techniques or materials are available, the Company places a high value on its GORE-TEX license because the GORE-TEX trade name has high brand name recognition and the GORE-TEX waterproof breathable fabric used in the manufacture of ROCKY footwear has a reputation for quality and proven performance.

Under the Company's licensing agreement with Gore, a prototype or sample of each style of shoe or boot designed and produced by the Company that incorporates GORE-TEX waterproof breathable fabric must be tested and approved by Gore before the Company is permitted to manufacture or sell commercial quantities of that style of footwear. Gore's testing involves immersing the Company's footwear prototype for days in a water exclusion tester and flexing the prototype 500,000 times, simulating a 500-mile march through several inches of water. The prototype is then placed in a sweat absorption and transmission tester to measure "breathability," which is the amount of perspiration that can escape from the footwear.

All of the Company's GORE-TEX fabric footwear is guaranteed to be waterproof for one year from the date of purchase. When a customer claims that a product is not waterproof, the product is returned to the Company for further testing. If the product fails this testing process, it is either replaced or credit is given, at the customer's discretion. The Company believes that the claims associated with this guarantee have been consistent with guarantee claims in the footwear industry.

Seasonality and Weather

The Company has historically experienced significant seasonal fluctuations in the sale of rugged outdoor footwear. A majority of orders are placed in January through April for delivery in July through October. In order to meet demand, the Company must manufacture rugged outdoor footwear year round to be in a position to ship advance orders during the last two quarters of each calendar year. Accordingly, average inventory levels have been highest during the second and third quarters of each calendar year and sales have been highest in the last two quarters of each calendar year. Because of seasonal fluctuations, there can be no assurance that the results for any particular interim period will be indicative of results for the full year or for future interim periods.

Many of the Company's products, particularly its rugged outdoor footwear line, are used by consumers in cold or wet weather. Mild or dry weather conditions can have a material adverse effect on sales of the Company's products, particularly if they occur in broad geographical areas during late fall or early winter. Also, due to variations in weather conditions from year to year, results for any single quarter or year may not be indicative of results for any future quarter or year.

Footwear retailers in general have begun placing orders closer to the selling season. This increases the Company's business risk because it must produce and carry inventories for relatively longer periods. In addition, the later placement of orders may change the historical pattern of orders and sales and increase the seasonal fluctuations in the Company's business. There can be no assurance that the results for any particular interim period or year will be indicative of results for the full year or for any future interim period or year.

Backlog

At December 31, 2001 and December 31, 2000, backlog was $9.7 million and $6.7 million, respectively. Because a majority of the Company's orders are placed in January through April for delivery in July through October, the Company's backlog is lowest during the October through December period and peaks during the April through June period. Factors other than seasonality could have a significant impact on the Company's backlog and, therefore, the Company's backlog at any one point in time may not be indicative of future results. Generally, orders may be canceled by customers prior to shipment without penalty.

Patents, Trademarks and Trade Names

The Company owns numerous United States patents for shoe upper and shoe sole designs. The Company is not aware of any infringement of its patents or that it is infringing any patents owned by third parties.

The Company owns United States federal registrations for its marks ROCKY®, ROCKY BOOTS® (which claims a ram's head Design as part of the mark), ROCKY BOOTS and Design® (which claims a ram's head Design as part of the mark), AQUA GUARD®, BEAR CLAW®, CORNSTALKERS®, FORMZ®, LONGBEARD®, TAC-TEAM and Design®, ROCKY 911 SERIES and Design®, SNOW STALKER®, 4 WAY STOP and Design®, ROCKY and Design® for cigars, ROCKY SHOES & BOOTS INC. SINCE 1932 and Design® plus a detailed full ram Design, and STALKERS®. Additional mark variations for ROCKY BOOTS® and Design (which claims a ram's head Design as part of the mark), ALPHAFORCE™, SAWBLADE™, WILDWOLF™, SILENTHUNTER™, PRO-HIKER™, ROCKY ELIMINATOR™, PROHUNTER™, RAMDRY™, and FIRSTMED™ are the subject of pending United States federal applications for registration. In addition, the Company uses and has common law rights in the marks ROCKY® MOUNTAIN STALKERS®, and other ROCKY® marks. During 1994, the Company began to increase distribution of its goods in several countries, including countries in Western Europe, Canada and Japan. The Company has applied for trademark registration of its ROCKY® mark in a number of foreign countries.

The Company also uses in its advertising and in other documents the following trademarks owned by corporations other than the Company: GORE-TEX® and CROSSTECH® are registered trademarks of W.L. Gore & Associates, Inc.; CORDURA® is a registered trademark of E.I. DuPont de Nemours and Company; THINSULATE® is a registered trademark of Minnesota Mining and Manufacturing Company; and CAMBRELLE® is a trademark of Koppers Industries, Inc. The Company is not aware of any material conflicts concerning its marks or its use of marks owned by other corporations.

Competition

The Company operates in a very competitive environment. Product function, design, comfort, quality, technological improvements, brand awareness, timeliness of product delivery and pricing are all important elements of competition in the markets for the Company's footwear. The Company believes that, based on these factors, it competes favorably in its rugged outdoor footwear and occupational footwear market niches. Many of the Company's competitors have greater financial, distribution and marketing resources. The Company has at least five major competitors in each of its markets. All of these competitors have strong brand name recognition in the markets they serve.

The footwear industry is subject to rapid changes in consumer preferences. The Company's casual product line and certain styles within its rugged outdoor and occupational product lines are susceptible to fashion trends. Therefore, the success of these products and styles are more dependent on the Company's ability to anticipate and respond to changing fashion trends and consumer demands within its niche market in a timely manner. The Company's inability or failure to do so could adversely affect consumer acceptance of these product lines and styles and could have a material adverse effect on the Company's business, financial condition and results of operations.

Employees

At December 31, 2001, the Company had approximately 929 full-time employees and 7 part-time employees. Approximately 783 of these full-time employees are in the Dominican Republic and Puerto Rico. The Company has approximately 649 employees engaged in production and the balance in managerial and administrative positions. Management considers its relations with all of its employees to be good. The collective bargaining agreement between the Company and the Union of Needletrades, Industrial and Textile Employees ("UNITE") was cancelled with the closing of the Company's Nelsonville, Ohio manufacturing facility.

Business Risks

The Company desires to take advantage of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995 (the "Reform Act"). In addition to the other information in this report, readers should carefully consider that the following important factors, among others, in some cases have affected, and in the future could affect, the Company's actual results and could cause the Company's actual consolidated results of operations for Fiscal 2002 and beyond, to differ materially from those expressed in any forward-looking statements made by, or on behalf of, the Company.

Dependence on Sales Forecasts. The Company's investments in infrastructure and product inventory are based on sales forecasts and are necessarily made in advance of actual sales. The markets in which the Company does business are highly competitive, and the Company's business is affected by a variety of factors, including brand awareness, changing consumer preferences, product innovations, susceptibility to fashion trends, retail market conditions, weather conditions and economic and other factors. One of management's principal challenges is to improve its ability to predict these factors, in order to enable the Company to better match production with demand. In addition, the Company's growth over the years has created the need to increase the investment in infrastructure and product inventory and to enhance the Company's systems. To the extent sales forecasts are not achieved, costs associated with the infrastructure and carrying costs of product inventory would represent a higher percentage of revenue, which would adversely affect the Company's financial performance.

Changes in Consumer Demand. Demand for the Company's products, particularly the Company's casual product line and certain styles within its rugged outdoor and occupational product lines, may be adversely affected by changing fashion trends. The future success of the Company will depend upon its ability to anticipate and respond to changing consumer preferences and fashion trends in a timely manner. The Company's failure to adequately anticipate or respond to such changes could have a material adverse effect on the Company's business, financial condition and results of operations. In addition, sales of the Company's products may be negatively affected by weak consumer spending as a result of adverse economic trends or uncertainties regarding the economy. See "Business -- Competition."

Seasonality. The Company has historically experienced, and expects to continue to experience, significant seasonal fluctuations in the sale of its products. The Company's operating results have varied significantly in the past, and may vary significantly in the future, partly due to such seasonal fluctuations. A majority of the orders for the Company's rugged outdoor footwear are placed in January through April for delivery in July through October. To meet demand, the Company must manufacture its products year-round. Accordingly, average inventory levels have been highest during the second and third quarters of each calendar year, and sales have been highest in the last two quarters of each calendar year. The Company believes that sales of its products will continue to follow this seasonal cycle. Additionally, the Company does not have long-term contracts with its customers. Accordingly, there is no assurance that the results for any particular quarter will be indicative of results for the full year or for the future. The Company believes that comparisons of its interim results of operations are not necessarily meaningful and should not be relied upon as indications of future performance. Due to the factors mentioned above as well as factors discussed elsewhere in this Form 10-K, it is possible that in some future quarter the Company's operating results will be below the expectations of public market analysts and investors. In such event, the price of the Company's Common Stock will likely be adversely affected. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business -- Seasonality and Weather."

Impact of Weather. Many of the Company's products, particularly its rugged outdoor footwear line, are used primarily in cold or wet weather. Mild or dry weather has in the past and may in the future have a material adverse effect on sales of the Company's products, particularly if mild or dry weather conditions occur in broad geographical areas during late fall or early winter. Also, due to variations in weather conditions from year to year, results for any single quarter or year may not be indicative of results for any future period. See "Business -- Seasonality and Weather."

Competition. The footwear industry is intensely competitive, and the Company expects competition to increase in the future. Many of the Company's competitors have greater financial, distribution and marketing resources than the Company. The Company's ability to succeed depends on its ability to remain competitive with respect to the quality, design, price and timely delivery of products. Competition could materially adversely affect the Company's business, financial condition and results of operations. See "Business -- Competition."

Reliance on Suppliers. The Company purchases raw materials from a number of domestic and foreign sources. The Company does not have any long-term supply contracts for the purchase of its raw materials, except for limited blanket orders on leather. The principal raw materials used in the production of the Company's footwear, in terms of dollar value, are leather, GORE-TEX waterproof breathable fabric, CORDURA nylon fabric and soling materials. The Company currently believes there are acceptable alternatives to these suppliers and materials, with the exception of the GORE-TEX waterproof breathable fabric.

The Company is currently one of the largest customers of GORE-TEX waterproof fabric for use in footwear. The Company's licensing agreement with W.L. Gore & Associates, Inc. may be terminated by either party upon advance written notice to the other party by October 1 of the current year of the agreement that the agreement will terminate, effective December 31 of that same year. Although other waterproofing techniques and materials are available, the Company places a high value on its GORE-TEX waterproof breathable fabric license because GORE-TEX has high brand name recognition and the GORE-TEX waterproof fabric used in the manufacture of ROCKY footwear has a reputation for quality and proven performance. Even though the Company does not believe that its supply of GORE-TEX waterproof breathable fabric will be interrupted in the future, no assurance can be given in this regard. The Company's loss of its license to use GORE-TEX waterproof breathable fabric could have a material adverse effect on the Company's competitive position, which could have a material adverse effect on the Company's business, financial condition and results of operations. See "Business -- Suppliers."

Changing Retailing Trends. A continued shift in the marketplace from traditional independent retailers to large discount mass merchandisers has increased the pressure on many footwear manufacturers to sell products to large discount mass merchandisers at less favorable margins. Because of competition from large discount mass merchandisers, a number of small retailing customers of the Company have gone out of business, and in the future more of these customers may go out of business, which could have a material adverse effect on the Company's business, financial condition and results of operations. Although progressive independent retailers have attempted to improve their competitive position by joining buying groups, stressing personal service and stocking more products that address specific local needs, a continued shift to discount mass merchandisers could have a material adverse effect on the Company's business, financial condition and results of operations. The Company established the Wild Wolf® by Rocky® brand in fiscal 2000 to offer rugged outdoor footwear for sale in another segment of retail. This footwear is sold to the mass merchandise channel of distribution at lower retail prices than historically available in Rocky brand product. See "Business -- Sales, Marketing and Advertising."

Reliance on Key Personnel. The development of the Company's business has been, and will continue to be, highly dependent upon Mike Brooks, Chairman, President and Chief Executive Officer, David Fraedrich, Senior Vice President and Treasurer, David Sharp, Senior Vice President-Sales & Operations, and James McDonald, Vice President and Chief Financial Officer. Messrs. Brooks and Fraedrich have an at-will employment agreement with the Company. The employment agreements provide that in the event of termination of employment with the Company, the employee will receive a severance benefit and may not compete with the Company for a period of one year. The Company has obtained key man life insurance on Messrs. Brooks and Fraedrich in the amount of $1,146,022 and $1,143,602, respectively. The loss of the services of any of these officers could have a material adverse effect upon the Company's business, financial condition and results of operations.

Reliance on Foreign Manufacturing. Most of the Company's rugged outdoor and casual footwear uppers and some opening price point hunting boots are produced in the Dominican Republic. Therefore, the Company's business is subject to the risks of doing business offshore, such as: the imposition of additional United States legislation and regulations relating to imports, including quotas, duties, taxes or other charges or restrictions; weather conditions in the Dominican Republic; foreign governmental regulation and taxation; fluctuations in foreign exchange rates; changes in economic conditions; changes in the political stability of the Dominican Republic; and changes in relationships between the United States and the Dominican Republic. If any such factors were to render the conduct of business in the Dominican Republic undesirable or impracticable, the Company would have to locate new facilities for its manufacturing operations. There can be no assurance that additional facilities would be available to the Company or, if available, that such facilities could be obtained on terms favorable to the Company. Such a development would have a material adverse effect on the Company's business, financial condition and results of operations. See "Business -- Manufacturing and Sourcing."

Changes in Tax Rates. In past years, the Company's effective tax rate typically has been substantially below the United States federal statutory rates. The Company has paid minimal income taxes on income earned by its subsidiary in Puerto Rico due to tax credits afforded the Company under Section 936 of the Internal Revenue Code and local tax abatements. However, Section 936 of the Internal Revenue Code has been repealed such that future tax credits available to the Company will be capped beginning in 2002 and terminating in 2006. In addition, the Company's local tax abatements in Puerto Rico are due to expire in 2004. The Company provided no U.S. income tax on the unrepatriated income generated by its subsidiary in the Dominican Republic. Consequently, no income taxes are provided on these cumulative earnings of approximately $5,309,000. During fourth quarter Fiscal 1996 and through December 31, 1998, the Company elected to repatriate future earnings of its subsidiary in the Dominican Republic and provided taxes on the earnings during that period. In 1999, the Company elected not to repatriate all 1999 and future earnings of its subsidiary in the Dominican Republic.

The Company's future tax rate will vary depending on many factors, including the level of relative earnings and tax rates in each jurisdiction in which it operates and the repatriation of any foreign income to the United States. The Company cannot anticipate future changes in such laws. Increases in effective tax rates or changes in tax laws may have a material adverse effect on the Company's business, financial condition and results of operations. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

Manufacturing. The Company currently plans to retain its internal manufacturing capability in order to continue benefiting from expertise the Company has gained with respect to footwear manufacturing methods conducted at its manufacturing facilities. The Company continues to evaluate its manufacturing facilities and independent manufacturing alternatives in order to determine the appropriate size and scope of its manufacturing facilities. There can be no assurance that the costs of products that continue to be manufactured by the Company can remain competitive with sourced products. In an effort to enhance its competitive position, during the first quarter of 2000 the Company began to curtail manufacturing at its Nelsonville, Ohio plant and to consolidate production at its plants in Puerto Rico and the Dominican Republic. As of November 16, 2001, the Company has closed its Nelsonville, Ohio manufacturing facility.

Concentration of Stock Ownership; Certain Corporate Governance Measures. The directors, executive officers and principal shareholders of the Company beneficially own approximately 11.6% of the Company's outstanding Common Stock. As a result, these shareholders are able to exert significant influence over all matters requiring shareholder approval, including the election of directors and approval of significant corporate transactions. Such concentration of ownership may also have the effect of delaying or preventing a change in control of the Company. The Company has also adopted certain corporate governance measures which, individually or collectively, could delay or frustrate the removal of incumbent directors and could make a merger more difficult, tender offer or proxy contest involving the Company even if such events might be deemed by certain shareholders to be beneficial to the interest of the shareholders.

Volatility of Market Price. From time to time, there may be significant volatility in the market price of the Common Stock. The Company believes that the current market price of its Common Stock reflects expectations that the Company will be able to continue to market its products profitably and develop new products with market appeal. If the Company is unable to market its products profitably and develop new products at a pace that reflects the expectations of the market, investors could sell shares of the Common Stock at or after the time that it becomes apparent that such expectations may not be realized, resulting in a decrease in the market price of the Common Stock.

In addition to the operating results of the Company, changes in earnings estimates by analysts, changes in general conditions in the economy or the financial markets or other developments affecting the Company or its industry could cause the market price of the Common Stock to fluctuate substantially. In recent years, the stock market has experienced extreme price and volume fluctuations. This volatility has had a significant effect on the market prices of securities issued by many companies, including the Company, for reasons unrelated to their operating performance. See "Market for the Registrant's Common Equity and Related Matters."

Accounting Standards. Changes in the accounting standards promulgated by the Financial Accounting Standards Board or other authoritative bodies could have an adverse effect on the Company's future reported operating results.

Environmental and Other Regulation. The Company is subject to various environmental and other laws and regulations, which may change periodically. Compliance with such laws or changes therein could have a negative impact on the Company's future reported operating results.

Limited Protection of Intellectual Property. The Company regards certain of its footwear designs as proprietary and relies on patents to protect those designs. The Company believes that the ownership of the patents is a significant factor in its business. Existing intellectual property laws afford only limited protection of the Company's proprietary rights, and it may be possible for unauthorized third parties to copy certain of the Company's footwear designs or to reverse engineer or otherwise obtain and use information that the Company regards as proprietary. The Company believes its patents provide a measure of security against competition, and the Company intends to enforce its patents against infringement by third parties. However, if the Company's patents are found to be invalid, to the extent they have served, or would in the future serve, as a barrier to entry to the Company's competitors, such invalidity could have a material adverse effect on the Company's business, financial condition and results of operations.

The Company owns United States federal registrations for a number of its trademarks, trade names and designs. Additional trademarks, trade names and designs are the subject of pending federal applications for registration. The Company also uses and has common law rights in certain trademarks. During 1994, the Company began to increase distribution of its goods in several foreign countries. Accordingly, the Company has applied for trademark registrations in a number of these countries. The Company intends to enforce its trademarks and trade names against unauthorized use by third parties. See "Business -- Patents, Trademarks and Trade Names."

Risks Associated with Forward Looking Statements. This Annual Report on Form 10-K contains certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the "Securities Act"), and Section 21E of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), which are intended to be covered by the safe harbors created thereby. Those statements include, but may not be limited to, all statements regarding the intent, belief and expectations of the Company and its management, such as statements concerning the Company's future profitability and its operating and growth strategy. Investors are cautioned that all forward-looking statements involve risks and uncertainties including, without limitation, the factors set forth under the caption "Business Risks" in this Annual Report on Form 10-K and other factors detailed from time to time in the Company's filings with the Securities and Exchange Commission. Although the Company believes that the assumptions underlying the forward-looking statements contained herein are reasonable, any of the assumptions could be inaccurate. Therefore, there can be no assurance that the forward-looking statements included in this Annual Report on Form 10-K will prove to be accurate. In light of the significant uncertainties inherent in the forward-looking statements included herein, the inclusion of such information should not be regarded as a representation by the Company or any other person that the objectives and plans of the Company will be achieved. The Company does not assume any obligation to publicly update or revise its forward-looking statements even if experience or future changes make it clear that any projected results expressed or implied therein will not be realized.

ITEM 2. PROPERTIES.

The Company owns, subject to a mortgage, executive offices and a factory outlet store which are located in Nelsonville, Ohio in a two-story 25,000 square foot building. The first floor of this building, which consists of approximately 12,500 square feet, houses the Company's factory outlet store which was opened in late 1994. The second floor houses the Company's executive offices. The Company also owns a 5,000 square foot office building in Nelsonville, Ohio, subject to a mortgage, which is used to house administrative staff. This office building is currently for sale.

The Company owns, subject to a mortgage, a 98,000 square foot distribution warehouse in Nelsonville, Ohio. This facility is currently used to warehouse raw materials. This distribution warehouse is currently for sale.

The Company leases a 41,000 square foot facility in Nelsonville, Ohio, from the William Brooks Real Estate Company, which is 20% owned by Mike Brooks, President and Chief Executive Officer of the Company. This building was used for manufacturing and presently houses additional outlet store retail space. The lease expires in April 2003 and is renewable for two five-year terms.

Lifestyle leases two manufacturing facilities, T-1236-0-78 which contains 44,978 sq. ft. and T-1236-1-82 which contains 39,581 sq. ft. in Moca, Puerto Rico. These buildings are leased from the Puerto Rico Industrial Development Company under a net non-cancelable operating lease which expires in 2009.

Five Star's manufacturing facility, consisting of three connected buildings and a stand-alone building, is located in a tax-free trade zone in the Dominican Republic. Five Star leases 82,600 square feet of this facility from the Dominican Republic Corporation for Industrial Development (the "DRCID") under a Consolidation of Lease Contract, dated as of December 13, 1993, the term of which expires on February 1, 2003. Five Star leases an additional stand-alone 32,000 square feet from the DRCID under a temporary lease. The Company is currently negotiating a permanent lease for the 32,000 square foot facility.

The Company owns, subject to a mortgage, a finished goods distribution facility near Logan, Ohio. The building contains 192,000 square feet and is situated on 17.9 acres of land. The finished goods distribution facility became fully operational in the first quarter of 2000. The Company has an option on an additional four acres of land adjacent to this property.

ITEM 3. LEGAL PROCEEDINGS.

The Company is, from time to time, a party to litigation which arises in the normal course of its business. Although the ultimate resolution of pending proceedings cannot be determined, in the opinion of management, the resolution of such proceedings in the aggregate will not have a material adverse effect on the Company's financial position, results of operations, or liquidity.

ITEM 4. SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS.

Not applicable.

PART II

ITEM 5. MARKET FOR THE REGISTRANT'S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS.

Market Information

The Company's Common Stock trades on the Nasdaq National Market under the symbol "RCKY." The following table sets forth the range of high and low sales prices for the Common Stock for the periods indicated, as reported by the Nasdaq National Market:

Quarter Ended	High	Low
March 31, 2000	$7.53	$3.69
June 30, 2000	$6.53	$4.88
September 30, 2000	$5.47	$4.63
December 31, 2000	$5.38	$3.75
March 31, 2001	$6.25	$3.81
June 30, 2001	$4.80	$2.98
September 30, 2001	$6.90	$4.46
December 31, 2001	$6.49	$4.58

On March 19, 2002, the last reported sales price of the Common Stock on the Nasdaq National Market was $7.04 per share. As of March 19, 2002, there were approximately 147 shareholders of record of the Common Stock.

The Company presently intends to retain its earnings to finance the growth and development of its business and does not anticipate paying any cash dividends in the foreseeable future. Future dividend policy will depend upon the earnings and financial condition of the Company, the Company's need for funds and other factors. Presently, the Line of Credit restricts the payment of dividends on the Common Stock. At December 31, 2001 the Company had no retained earnings available for distribution.

ITEM 6. SELECTED CONSOLIDATED FINANCIAL DATA.

SELECTED CONSOLIDATED FINANCIAL DATA
(in thousands, except for per share data)

	Five Year Financial Summary				
	12/31/01	12/31/00	12/31/99	12/31/98	12/31/97
Income Statement Data					
Net sales	$ 103,320	$ 103,229	$ 98,781	$ 89,316	$ 95,688
Gross margin % of sales	22.5%	23.8%	15.7%	23.6%	27.6%
Net income (loss)	$ 1,531	$ 96	$ (5,130)	$ 2,262	$ 4,761
Balance Sheet Data					
Inventories	$ 27,714	$ 32,035	$ 32,573	$ 47,110	$ 32,894
Total assets	74,660	86,051	89,333	96,598	80,955
Working capital	44,267	50,201	48,468	67,468	55,988
Long-term debt, less current maturities	16,976	26,445	25,177	26,878	13,407
Shareholders' equity	51,043	50,326	50,229	59,635	59,197
Per Share					
Net income (loss):					
Basic	$ 0.34	$ 0.02	$ (1.09)	$ 0.42	$ 1.16
Diluted	$ 0.34	$ 0.02	$ (1.09)	$ 0.41	$ 1.10
Weighted average number of common shares outstanding:					
Basic	4,489	4,489	4,710	5,425	4,088
Diluted	4,549	4,493	4,710	5,527	4,330

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS.

Critical Accounting Policies and Estimates

Management's Discussion and Analysis of Financial Condition and Results of Operations discusses the Company's consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these consolidated financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. On an on-going basis, management evaluates its estimates and judgments, including those related to accounts receivable, inventories, pension benefits, income taxes, and restructuring costs. Management bases its estimates and judgments on historical experience and on various other factors that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying value of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions. Management believes the following critical accounting policies, among others, affect its more significant judgments and estimates used in the preparation of its consolidated financial statements.

Accounts receivable allowances:
Management maintains allowances for doubtful accounts for estimated losses resulting from the inability of its customers to make required payments. If the financial condition of the Company's customers were to deteriorate, resulting in an impairment of their ability to make payments, additional allowances may be required. Management also records estimates for customer returns and discounts offered to customers. Should a greater proportion of customers return goods and take advantage of discounts than estimated by the Company, additional allowances may be required.

Inventories:
Management identifies slow moving or obsolete inventories and estimates appropriate loss provisions related to these inventories. Historically, these loss provisions have not been significant as the vast majority of the Company's inventories are considered saleable and the Company has been able to liquidate any slow moving or obsolete inventories through the Company's factory clearance center or through various discounts to customers. Should management encounter difficulties liquidating slow moving or obsolete inventories, additional provisions may be required.

Pension benefits:
Management records an accrual for pension costs associated with the Company sponsored noncontributory defined benefit pension plans covering the union and non-union workers of the Company's operations. Future adverse changes in market conditions or poor operating results of underlying plan assets could result in losses or a higher accrual.

Income taxes:
Currently, management has not recorded a valuation allowance to reduce its deferred tax assets to the amount that it believes is more likely than not to be realized. The Company has considered future taxable income and ongoing prudent and feasible tax planning strategies in assessing the need for the valuation allowance, however in the event the Company were to determine that it would not be able to realize all or part of its net deferred tax assets in the future, an adjustment to the deferred tax assets would be charged to income in the period such determination was made. Likewise, should the Company determine that it would be able to realize its deferred tax assets in the future in excess of its net recorded amount, an adjustment to the deferred tax assets would increase income in the period such determination was made.

Restructuring costs:
As disclosed in Note 2 of Notes to Consolidated Financial Statements, in 2001 management established an accrual for estimated restructuring and realignment costs associated with the closing of its Nelsonville manufacturing facility. The Company expects no additional restructuring and realignment costs associated with this plan, however should the Company incur additional costs related to the closing of the manufacturing facility, additional accruals may be required.

PERCENTAGE OF NET SALES

References to Fiscal 2001, 2000 and 1999 are to Fiscal years of the Company ended December 31 of the respective year.

	2001	2000	1999
Net sales	100.0%	100.0%	100.0%
Costs of goods sold	77.5	76.2	84.8
Gross margin	22.5	23.8	15.7
Selling, general and administrative expenses and plant closing costs	19.0	20.7	21.0
Income (loss) from operations	3.5%	3.1%	(5.3%)

FISCAL 2001 COMPARED TO FISCAL 2000

Net Sales

Net sales rose 0.1% to $103,319,806 for Fiscal 2001 compared with $103,228,987 for Fiscal 2000. This increase was primarily due to sales of military footwear, initial shipments of which were made during second quarter 2001. To a lesser extent, sales of accessory items contributed to the increase. Offsetting the increase were decreases in sales within each other major footwear category for Fiscal 2001. The Company attributes these reduced sales to the general softness within the economy, especially during the second half of Fiscal 2001, and milder than normal weather during its peak selling season. Average list prices for the Company's product were approximately 7% higher in Fiscal 2001 than in 2000.

Gross Margin

Gross margin decreased $1,359,955, or 5.5%, to $23,251,940 in Fiscal 2001 versus $24,611,895 in 2000. As a percentage of net sales, gross margin decreased to 22.5% in Fiscal 2001 from 23.8% in 2000. Fiscal 2001 included sales of Intermediate Cold Wet military boots with gross margins below the Company's average rate. In addition, implementation of improved cost and reporting systems allowed the Company to review its inventory costing methods and revise its costs during fourth quarter 2001, which negatively impacted gross margin. Improved pricing policies combined with an increase in sourced footwear to 41% of net sales in Fiscal 2001 from 36% the prior year benefited gross margin for the year ended December 31, 2001.

Selling, General & Administrative Expenses

Selling, general & administrative ("SG&A") expenses decreased $3,250,815, or 15.2%, to $18,175,943 in Fiscal 2001 compared to $21,426,758 in 2000. As a percentage of net sales, SG&A declined to 17.6% from 20.7% in Fiscal 2000. The most significant factors contributing to the reduction in SG&A expenses for the Year 2001 were lower selling costs resulting from a restructuring of the sales force and reduced bad debt expense. Salaries and wages as well as advertising expenses were lower than the prior year, which offset higher fringe benefits for increased pension accruals, anticipated performance incentives, and additional professional fees. The Company continues to seek additional cost reductions that will benefit long-term performance.

In addition, the Company announced plans to realign its manufacturing operations on September 17, 2001, which included ceasing manufacturing operations at the Nelsonville, Ohio factory during fourth quarter 2001. A restructuring charge of $1.5 million was recorded in Fiscal 2001 for anticipated expenses associated with the realignment of manufacturing operations. A summary of the costs accrued includes: severance, pension and employee benefit costs, equipment and relocation costs, and legal and other expenses.

Interest Expense

Interest expense declined $860,855, or 25.7%, to $2,493,533 for Fiscal 2001 from $3,354,388 in Fiscal 2000. The Company benefited from lower outstanding balances and lower interest rates during Fiscal 2001, which were partially offset by a $295,000 reduction in second quarter 2000 interest expense due to a gain on the termination of an interest rate swap agreement.

The Company's funded debt decreased 36.6% to $17,445,166 at December 31, 2001 versus $27,515,650 a year ago due to reductions to inventories, accounts receivable and capital expenditures.

Income Taxes

The Company recognized income tax benefit of $93,438 for Fiscal 2001 compared with an income tax expense of $183,464 for Fiscal 2000. The current year benefit resulted primarily from an abatement of Puerto Rico tollgate taxes on all earnings subsequent to June 30, 1994. This resulted in a deferred tax benefit of $408,000.

FISCAL 2000 COMPARED TO FISCAL 1999

Net Sales

Net sales rose 4.5% to $103,228,987 for Fiscal 2000 compared with $98,781,223 for Fiscal 1999. This increase was due to higher sales in the rugged outdoor category, especially Wild Wolf® by Rocky® footwear, initial shipments of which were made during third quarter 2000. This new line increased the availability of ROCKY branded footwear in an additional segment of the rugged outdoor category. Occupational sales for Fiscal 2000 were $1.6 million below the prior year. This was primarily due to more sales of footwear at lower price points than during the prior year. The Company reduced its emphasis on casual footwear sales during the second half of Fiscal 2000. As a result, these net sales were $2.7 million below the prior year. Average list prices for the Company's product were approximately 2% higher in Fiscal 2000 than in 1999.

Gross Margin

Gross margin increased $9,087,440, or 58.5%, to $24,611,895 in Fiscal 2000 versus $15,524,455 in 1999. As a percentage of net sales, gross margin improved to 23.8% in Fiscal 2000 from 15.7% in 1999. This gross margin improvement was attributable to changing product mix, a significant shift in production during Fiscal 2000 to the Company's lower wage rate factories in the Caribbean, and an inventory reduction program implemented during fourth quarter 1999. Net sales of sourced footwear grew to 36% of net sales in Fiscal 2000 from 26% the prior year.

Selling, General & Administrative Expenses

Selling, general & administrative ("SG&A") expenses increased $724,362, or 3.5%, to $21,426,758 in Fiscal 2000 compared to $20,702,396 in 1999. As a percentage of net sales, SG&A decreased slightly to 20.7% from 21.0% in Fiscal 1999. SG&A compared to the prior year included increased commissions from the higher net sales and costs associated with the finished goods distribution center, which began operations in first quarter 2000. During the fourth quarter of Fiscal 2000 the Company reorganized the sales force, reduced its emphasis on casual footwear, and achieved productivity improvements in the finished goods distribution facility.

Interest Expense

Interest expense rose $938,706, or 38.9%, to $3,354,388 for Fiscal 2000 from $2,415,682 in Fiscal 1999, principally due to higher rates of interest that prevailed during Fiscal 2000 compared to the prior year. On September 18, 2000, the Company entered into a revolving line of credit agreement with another lender, which also includes a higher borrowing limit, subject to certain levels of collateralized assets of the Company.

Income Taxes

The Company recognized income tax expense of $183,464 for Fiscal 2000 compared with an income tax benefit of $2,227,579 for Fiscal 1999. The current year expense resulted from income generated in Rocky Shoes & Boots, Inc. and the Dominican Republic offset by losses in the Company's Puerto Rican subsidiary. The Company's effective tax rate of 65.5% reflects permanent differences, prior year rate reconcilement adjustments and favorable tax treatment in Puerto Rico and the Dominican Republic. Effective in 2000, the Company decided to reinvest accumulated undistributed earnings of Five Star, which amounted to $5,109,000 as of December 2000, in the Dominican Republic. As a result of this decision, no taxes were provided on the 2000 earnings of the Company's Dominican Republic subsidiary.

LIQUIDITY AND CAPITAL RESOURCES

The Company principally funds its working capital requirements and capital expenditures through net income, borrowings under its credit facility and other indebtedness. During Fiscal 2001 the Company principally relied upon borrowings under its revolving credit facility. Working capital is primarily used to support changes in accounts receivable and inventory as a result of the Company's seasonal business cycle and business expansion. These requirements are generally lowest in the months of January through March of each year and highest during the months of May through October of each year. The Company had working capital of $44,266,895 and $50,200,965 at December 31, 2001 and 2000, respectively.

Inventory declined by $4,321,573 or 13.5% to $27,713,664 at December 31, 2001 compared with $32,035,237 on the same date of the prior year. This decrease resulted from improved forecasting and scheduling systems that allowed footwear to be manufactured closer to actual delivery dates. In addition, the Company's product lines included fewer styles for the Year 2001, and there was also an increase in port of entry sales during the year, which are shipped directly to the customer. The Company believes it has adequate inventory to meet anticipated demand.

Capital expenditures were $1,172,365 for the Year 2001 versus $3,113,529 for the Year 2000. The Company's increased use of sourced manufacturing significantly reduced the need for capital expenditures compared to the Year 2000. Capital expenditures for the foreseeable future are expected to be similar to Fiscal 2001, as sourced manufacturing continues to increase as a percentage of products sold.

On September 18, 2000, the Company completed a revolving line of credit and term loan agreement with maximum borrowing limits of $50,000,000 subject to certain levels of accounts receivable and inventory, which is $8,000,000 higher than the previous agreement. The agreement expires September 17, 2003. As of December 31, 2001, the Company had borrowed $11,000,000 and $616,500 against its revolving line of credit and term loan agreements respectively, against its available borrowings of $20,118,320. At December 31, 2001, the Company did not comply with certain lender covenants, due in large part to the $1.5 million charge for the manufacturing realignment. On February 22, 2002, the Company obtained a waiver from the lender with respect to such events of noncompliance and amended these covenants through 2002.

During first quarter 2000, the Company completed mortgage financing for three of its facilities totaling $6,300,000, with monthly payments of $63,100 to 2014. Proceeds from the financing were used to pay down borrowings under the revolving credit facility.

The Company leases certain machinery and manufacturing facilities under operating leases that generally provide for renewal options. Future minimum lease payments under non-cancelable operating leases are $652,000, $579,000, $696,000, $743,000, and $472,000 for fiscal years 2002 through 2006, respectively, and $823,000 for all years after 2006, or $3,965,000 in total.

The Company's financing activities during Fiscal 2001 and 2000 were to support future growth. No single activity represented a significant amount of the total expenditures. The Company believes it will be able to finance capital additions and meet operating expenditure requirements for Fiscal 2002 through net income, borrowings under its credit facility and other indebtedness.

Inflation

The Company cannot determine the precise effects of inflation; however, inflation continues to have an influence on the cost of raw materials, salaries and employee benefits. The Company attempts to minimize or offset the effects of inflation through increased selling prices, productivity improvements, and reduction of costs.

Safe Harbor Statement Under The Private Securities Litigation Reform Act of 1995

This Management's Discussion and Analysis of Financial Condition and Results of Operations contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and Section 27A of the Securities Act of 1933, as amended, which are intended to be covered by the safe harbors created thereby. Those statements include, but may not be limited to, all statements regarding the intent, belief and expectations of the Company and its management, such as statements concerning the Company's future capital expenditures. Investors are cautioned that all forward-looking statements involve risks and uncertainties including, without limitation, dependence on sales forecasts, changes in consumer demand, seasonality, impact of weather, competition, reliance on suppliers, changing retail trends, economic changes, as well as other factors set forth under the caption "Business Risks" in this Annual Report on Form 10-K and other factors detailed from time to time in the Company's filings with the Securities and Exchange Commission. Although the Company believes that the assumptions underlying the forward-looking statements contained herein are reasonable, any of the assumptions could be inaccurate. Therefore, there can be no assurance that the forward-looking statements included herein will prove to be accurate. In light of the significant uncertainties inherent in the forward-looking statements included herein, the inclusion of such information should not be regarded as a representation by the Company or any other person that the objectives and plans of the Company will be achieved. The Company assumes no obligation to update any forward-looking statements.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK.

The Company's primary market risk results from fluctuations in interest rates. The Company is also exposed to changes in the price of commodities used in its manufacturing operations. However, commodity price risk related to the Company's current commodities is not material as price changes in commodities are usually passed along to the retail customer. The Company does not hold any material market risk sensitive instruments for trading purposes.

The Company has the following three items that are market rate sensitive for interest rates: (1) Long-term debt consists of a credit facility with a balance at December 31, 2001 of $11,000,000. Interest is payable monthly at the lender's LIBOR rate plus 250 basis points or prime plus 25 basis points; (2) The Company also has equipment and other obligations totaling $616,500 at December 31, 2001, that bear interest at a variable rate of Prime plus one-quarter percent (0.25%); and (3) The Company has a real estate obligations of $5,827,541 at December 31, 2001, that bear interest at fixed rates of 7.625% and 8.275%.

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA.

The Company's consolidated financial balance sheets as of December 31, 2001 and 2000 and the related consolidated statements of operations, shareholders' equity, and cash flows for the years ended December 31, 2001, 2000, and 1999, together with the independent auditors' report thereon appear on pages F-1 through F-22 hereof, and are incorporated herein by reference.

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE.

None.

PART III

ITEM 10. DIRECTORS AND EXECUTIVE OFFICERS OF THE REGISTRANT.

The information required by this item is included under the captions "ELECTION OF DIRECTORS" and "INFORMATION CONCERNING THE DIRECTORS, EXECUTIVE OFFICERS, AND PRINCIPAL SHAREHOLDERS - EXECUTIVE OFFICERS" and "SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE" in the Company's Proxy Statement for the 2002 Annual Meeting of Shareholders (the "Proxy Statement") to be held on May 15, 2002, and is incorporated herein by reference.

ITEM 11. EXECUTIVE COMPENSATION.

The information required by this item is included under the captions "INFORMATION CONCERNING THE DIRECTORS, EXECUTIVE OFFICERS AND PRINCIPAL SHAREHOLDERS" and "COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION" in the Company's Proxy Statement, and is incorporated herein by reference.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT.

The information required by this item is included under the caption "INFORMATION CONCERNING THE DIRECTORS, EXECUTIVE OFFICERS AND PRINCIPAL SHAREHOLDERS - OWNERSHIP OF COMMON STOCK BY MANAGEMENT" and "- OWNERSHIP OF COMMON STOCK BY PRINCIPAL SHAREHOLDERS," in the Company's Proxy Statement, and is incorporated herein by reference.

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS.

The information required by this item is included under the caption "INFORMATION CONCERNING THE DIRECTORS, EXECUTIVE OFFICERS AND PRINCIPAL SHAREHOLDERS - COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION" in the Company's Proxy Statement, and is incorporated herein by reference.

PART IV

ITEM 14. EXHIBITS, FINANCIAL STATEMENT SCHEDULES, AND REPORTS ON FORM 8-K.

(a) THE FOLLOWING DOCUMENTS ARE FILED AS PART OF THIS REPORT:

(1) The following Financial Statements are included in this Annual Report on Form 10-K on the pages indicated below:

Independent Auditors' Report	F-1
Consolidated Balance Sheets as of December 31, 2001 and 2000	F-2 - F-3
Consolidated Statements of Operations for the fiscal years ended December 31, 2001, 2000, and 1999	F-4
Consolidated Statements of Shareholders' Equity for the fiscal years ended December 31, 2001, 2000, and 1999	F-5
Consolidated Statements of Cash Flows for the fiscal years ended December 31, 2001, 2000, and 1999	F-6
Notes to Consolidated Financial Statements for the fiscal years ended December 31, 2001, 2000, and 1999	F-7 - F-22

(2) The following financial statement schedule for the fiscal years ended December 31, 2001, 2000, and 1999 is included in this Annual Report on Form 10-K and should be read in conjunction with the Consolidated Financial Statements contained in the Annual Report.

Schedule II -- Consolidated Valuation and Qualifying Accounts.

Independent Auditors' Report on Financial Statement Schedule.

Schedules not listed above are omitted because of the absence of the conditions under which they are required or because the required information is included in the Consolidated Financial Statements or the notes thereto.

(3) **Exhibits:**

Exhibit Number	**Description**
3.1	Second Amended and Restated Articles of Incorporation of the Company (incorporated by reference to Exhibit 3.1 to the Annual Report on Form 10-K for the fiscal year ended December 31, 1997).
3.2	Amended and Restated Code of Regulations of the Company (incorporated by reference to Exhibit 3.2 to the Registration Statement on Form S-1, registration number 33-56118 (the "Registration Statement").
4.1	Form of Stock Certificate for the Company (incorporated by reference to Exhibit 4.1 to the Registration Statement).
4.2	Articles Fourth, Fifth, Sixth, Seventh, Eighth, Eleventh, Twelfth, and Thirteenth of the Company's Amended and Restated Articles of Incorporation (see Exhibit 3.1).
4.3	Articles I and II of the Company's Code of Regulations (see Exhibit 3.2).
10.1	Form of Employment Agreement, dated July 1, 1995, for executive officers (incorporated by reference to Exhibit 10.1 to the Company's Annual Report on Form 10-K for the fiscal year ended June 30, 1995 (the "1995 Form 10-K")).
10.2	Information concerning Employment Agreements substantially similar to Exhibit 10.1 (incorporated by reference to Exhibit 10.2 to the 1995 Form 10-K).
10.3	Deferred Compensation Agreement, dated May 1, 1984, between Rocky Shoes & Boots Co. and Mike Brooks (incorporated by reference to Exhibit 10.3 to the Registration Statement).
10.4	Information concerning Deferred Compensation Agreements substantially similar to Exhibit 10.3 (incorporated by reference to Exhibit 10.4 to the Registration Statement).
10.5	Form of Company's amended 1992 Stock Option Plan (incorporated by reference to Exhibit 10.5 to the 1995 Form 10-K).
10.6	Form of Stock Option Agreement (incorporated by reference to Exhibit 10.6 to the Registration Statement).
10.7	Indemnification Agreement, dated December 21, 1992, between the Company and Mike Brooks (incorporated by reference to Exhibit 10.10 to the Registration Statement).
10.8	Information concerning Indemnification Agreements substantially similar to Exhibit 10.7 (incorporated by reference to Exhibit 10.11 to the Company's Annual Report on Form 10-K for the fiscal year ended June 30, 1993 (the "1993 Form 10-K")).
10.9	Trademark License Agreement and Manufacturing Certification Agreement, each dated May 14, 1994, between Rocky Shoes & Boots Co. and W. L. Gore & Associates, Inc. (incorporated by reference to Exhibit 10.12 to the Company's Annual Report on Form 10-K for the fiscal year ended June 30, 1994 (the "1994 Form 10-K")).
10.10	Decree of Tax Exemption from the Government of the Commonwealth of Puerto Rico (incorporated

Exhibit Number	Description
	by reference to Exhibit 10.13 to the Registration Statement).
10.10A	English Translation of Addendum to Exhibit 10.16 (incorporated by reference to Exhibit 10.13A to the Registration Statement).
10.11	Lease Agreement, dated May 1, 1998, as amended, between Rocky Shoes & Boots Co. and William Brooks Real Estate Company regarding Nelsonville factory (incorporated by reference to Exhibit 10.3 of the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 1998).
10.12	Lease Contract, dated August 31, 1988, between Lifestyle Footwear, Inc. and The Puerto Rico Industrial Development Company regarding factory location 1 (incorporated by reference to Exhibit 10.15 to the Registration Statement).
10.13	Lease Contract, undated, between Lifestyle Footwear, Inc. and The Puerto Rico Industrial Development company regarding factory location 2 (incorporated by reference to Exhibit 10.16 to the Registration Statement).
10.13A	English translation of Exhibit 10.13 (incorporated by reference to Exhibit 10.16A to the Registration Statement).
10.14	Lease Agreement, dated December 13, 1993, between Five Star Enterprises Ltd. and the Dominican Republic Corporation for Industrial Development regarding buildings and annexes of a combined manufacturing surface of 75,526 square feet, located in the Industrial Free Zone of La Vega (incorporated by reference to Exhibit 10.17 to the Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 1995 (the "September 30, 1995 Form 10-Q")).
10.14A	English translation of Exhibit 10.20 (incorporated by reference to Exhibit 10.2A to the September 30, 1995 Form 10-Q).
10.15	Term Lease Master Agreement, dated April 27, 1993, between the Company and IBM Credit Corporation (incorporated by reference to Exhibit 10.22 to the 1993 Form 10-K).
10.16	Adjustable Rate Note, dated May 23, 1988, between Nelsonville Home and Savings Association and Rocky Shoes & Boots Co. (incorporated by reference to Exhibit 10.25 to the Registration Statement).
10.17	Form of Company's Amended and Restated 1995 Stock Option Plan (incorporated by reference to Exhibit 4(a) to the Registration Statement on Form S-8, registration number 333-67357).
10.18	Form of Stock Option Agreement under the 1995 Stock Option Plan (incorporated by reference to Exhibit 10.28 to the 1995 Form 10-K).
10.19	Letter Agreement between the Company and the Kravetz Group, dated August 3, 1994 (incorporated by reference to Exhibit No. 10.6 to the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 1995).
10.20	Loan Agreement, dated as of October 7, 1994, between the Director of Development of the State of Ohio and Rocky Shoes & Boots Co. (incorporated by reference to Exhibit 10.43 to the 1995 Form 10-K).

Exhibit Number	Description
10.21	Promissory Note, dated October 7, 1994, by Rocky Shoes & Boots Co. to the Director of Development of the State of Ohio (incorporated by reference to Exhibit 10.44 to the 1995 Form 10-K).
10.22	Security Agreement, dated as of October 7, 1994, between the Director of Development of the State of Ohio and Rocky Shoes & Boots Co. (incorporated by reference to Exhibit 10.45 to the 1995 Form 10-K).
10.23	Form of Employment Agreement, dated September 7, 1995, for executive officers (incorporated by reference to Exhibit 10.5 to the September 30, 1995 Form 10-Q).
10.24	Information covering Employment Agreements substantially similar to Exhibit 10.23 (incorporated by reference to Exhibit 10.5 to the September 30, 1995 Form 10-Q).
10.25	Termination of Buy-Sell Agreement, dated August 18, 1998, among the Company, Mike Brooks, Barbara Brooks Fuller, Patricia H. Robey, Jay W. Brooks, and Charles Stuart Brooks (incorporated by reference to Exhibit 10.1 to the Quarterly Report on Form 10-Q for the quarter ended September 30, 1998).
10.26	[Reserved.]
10.27	Promissory Note, dated December 30, 1999, in favor of General Electric Capital Business Asset Funding Corporation in the amount of $1,050,000 (incorporated by reference to Exhibit 10.1 to the Quarterly Report on Form 10-Q for the quarter ended June 30, 2000 (the "June 30, 2000 Form 10-Q")).
10.28	Promissory Note, dated December 30, 1999, in favor of General Electric Capital Business Asset Funding Corporation in the amount of $1,500,000 (incorporated by reference to Exhibit 10.2 to the June 30, 2000 Form 10-Q).
10.29	Promissory Note, dated December 30, 1999, in favor of General Electric Capital Business Asset Funding Corporation in the amount of $3,750,000 (incorporated by reference to Exhibit 10.3 to the June 30, 2000 Form 10-Q).
10.30	Limited Waiver and Modification Agreement, dated May 14, 2000, by and among the Company, Five Star Enterprises Ltd., Lifestyle Footwear, Inc., Bank One, NA, The Huntington National Bank, and Bank One, NA, as agent (incorporated by reference to Exhibit 10.4 to the June 30, 2000 Form 10-Q).
10.31	Extension of Limited Waiver and Modification Agreement, dated June 30, 2000, by and among the Company, Five Star Enterprises Ltd., Lifestyle Footwear, Inc., Bank One, NA, The Huntington National Bank, and Bank One, NA, as agent (incorporated by reference to Exhibit 10.5 to the June 30, 2000 Form 10-Q).
10.32	Loan and Security Agreement, dated September 18, 2000, among the Company, Lifestyle Footwear, Inc., and GMAC Business Credit, LLC (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K, filed on September 20, 2000).
10.33	First Amendment to Loan and Security Agreement, dated November 20, 2000, among the

Exhibit Number	Description
	Company, Lifestyle Footwear, Inc., and GMAC Business Credit, LLC (incorporated by reference to Exhibit 10.33 to the Annual Report on Form 10-K for the year ended December 31, 2000).
10.34	Second Amendment to Loan and Security Agreement, dated March 27, 2001, among the Company, Lifestyle Footwear, Inc., and GMAC Business Credit, LLC (incorporated by reference to Exhibit 10.34 to the Annual Report on Form 10-K for the year ended December 31, 2000).
10.35	Third Amendment to Loan and Security Agreement, dated July 9, 2001, among the Company, Lifestyle Footwear, Inc., and GMAC Business Credit, LLC.
10.36	Fourth Amendment to Loan and Security Agreement, dated February 22, 2002, among the Company, Lifestyle Footwear, Inc., and GMAC Business Credit, LLC.
21	Subsidiaries of the Company (incorporated by reference to Exhibit 21 to the Registration Statement on Form S-2 filed September 11, 1997, registration number 333-35391).
23	Independent Auditors' Consent and Report on Schedules of Deloitte & Touche LLP.
24	Powers of Attorney.
99.1	Independent Auditors' Report of Deloitte & Touche LLP on Schedules (incorporated by reference to Exhibit 23).
99.2	Financial Statement Schedule.

The Registrant agrees to furnish to the Commission upon its request copies of any omitted schedules or exhibits to any Exhibit filed herewith.

(b) REPORTS ON FORM 8-K

None

(c) EXHIBITS

The exhibits to this report begin immediately following the F-pages.

(d) FINANCIAL STATEMENT SCHEDULES

The Independent Auditors' Report and financial statement schedule are included in this Annual Report on Form 10-K as Exhibit 99.1 and Exhibit 99.2, respectively.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ROCKY SHOES & BOOTS, INC.

Date: March 28, 2002

By: /s/ James E. McDonald
James E. McDonald, Vice President and Chief Financial Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Registrant and in the capacities indicated on the dates indicated.

Signature	Title	Date
* MIKE BROOKS Mike Brooks	Chairman, President, Chief Executive Officer and Director (Principal Executive Officer)	March 28, 2002
* DAVID FRAEDRICH David Fraedrich	Senior Vice President, Treasurer, and Director	March 28, 2002
/s/ James E. McDonald James E. McDonald	Vice President and Chief Financial Officer (Principal Financial and Accounting Officer)	March 28, 2002
* CURTIS A. LOVELAND Curtis A. Loveland	Secretary and Director	March 28, 2002
* LEONARD L. BROWN Leonard L. Brown	Director	March 28, 2002
* STANLEY I. KRAVETZ Stanley I. Kravetz	Director	March 28, 2002
* JAMES L. STEWART James L. Stewart	Director	March 28, 2002
* ROBERT D. ROCKEY Robert D. Rockey	Director	March 28, 2002
* GLENN E. CORLETT Glenn E. Corlett	Director	March 28, 2002

* By: /s/ Curtis A. Loveland
Curtis A. Loveland, Attorney-in-Fact

ROCKY®
SHOES AND BOOTS

ROCKY SHOES & BOOTS, INC.
AND SUBSIDIARIES

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Independent Auditors' Report	F - 1
Consolidated Balance Sheets as of December 31, 2001 and 2000	F - 2 - F - 3
Consolidated Statements of Operations for the Years Ended December 31, 2001, 2000 and 1999	F - 4
Consolidated Statements of Shareholders' Equity for the Years Ended December 31, 2001, 2000 and 1999	F - 5
Consolidated Statements of Cash Flows for the Years Ended December 31, 2001, 2000 and 1999	F - 6
Notes to Consolidated Financial Statements	F - 7 - F - 22

Deloitte & Touche LLP
155 East Broad Street
Columbus, Ohio 43215-3611

Tel: (614) 221-1000
Fax: (614) 229-4647
www.us.deloitte.com

Deloitte & Touche

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Shareholders of
Rocky Shoes & Boots, Inc.:

We have audited the accompanying consolidated balance sheets of Rocky Shoes & Boots, Inc. and subsidiaries as of December 31, 2001 and 2000 and the related consolidated statements of operations, shareholders' equity, and cash flows for each of the three years in the period ended December 31, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Rocky Shoes & Boots, Inc. and subsidiaries as of December 31, 2001 and 2000 and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2001, in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

March 25, 2002

Deloitte
Touche
Tohmatsu

ROCKY SHOES & BOOTS, INC.
AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

	December 31, 2001	December 31, 2000
CURRENT ASSETS:		
Cash and cash equivalents	$ 2,954,935	$ 2,117,994
Accounts receivable - trade, net	15,091,100	18,055,881
Other receivables	2,225,498	2,956,900
Inventories	27,713,664	32,035,237
Deferred income taxes - current	615,609	536,012
Other current assets	1,053,192	1,295,287
Total current assets	49,653,998	56,997,311
FIXED ASSETS, AT COST:		
Property, plant and equipment	43,024,219	47,401,015
Less - accumulated depreciation	(22,258,125)	(23,070,696)
Total fixed assets - net	20,766,094	24,330,319
DEFERRED PENSION ASSET	1,802,922	2,526,603
DEFERRED INCOME TAXES	295,784	
OTHER ASSETS	2,141,016	2,196,939
TOTAL ASSETS	$ 74,659,814	$ 86,051,172

See notes to consolidated financial statements.

ROCKY SHOES & BOOTS, INC.
AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

	December 31, 2001	December 31, 2000
CURRENT LIABILITIES:		
Accounts payable	$ 1,559,444	$ 3,502,296
Current maturities - long-term debt	469,143	1,070,374
Accrued expenses:		
Taxes - other	991,295	560,537
Salaries and wages	985,992	369,925
Plant closing costs	903,291	
Co-op advertising	231,862	520,019
Interest	121,417	272,882
Other	124,659	500,313
Total current liabilities	5,387,103	6,796,346
LONG-TERM DEBT - Less current maturities	16,976,023	26,445,276
DEFERRED LIABILITIES:		
Compensation	155,564	187,959
Pension	1,097,791	2,295,919
Total deferred liabilities	1,253,355	2,483,878
Total liabilities	23,616,481	35,725,500
COMMITMENTS AND CONTINGENCIES		
SHAREHOLDERS' EQUITY:		
Preferred stock, Series A, no par value, $.06 stated value; none outstanding 2001 and 2000		
Common stock, no par value; 10,000,000 shares authorized; outstanding 2001 - 4,492,215 and 2000 - 4,489,215 shares	35,302,159	35,284,159
Accumulated other comprehensive loss	(831,161)	
Retained earnings	16,572,335	15,041,513
Total shareholders' equity	51,043,333	50,325,672
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$74,659,814	$86,051,172

See notes to consolidated financial statements.

ROCKY SHOES & BOOTS, INC.
AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

	Years Ended December 31,		
	2001	2000	1999
NET SALES	$103,319,806	$103,228,987	$98,781,223
COST OF GOODS SOLD	80,067,866	78,617,092	83,256,768
GROSS MARGIN	23,251,940	24,611,895	15,524,455
OTHER OPERATING EXPENSES:			
Selling, general and administrative expenses	18,175,943	21,426,758	20,702,396
Plant closing costs	1,500,000		
Total other operating expenses	19,675,943	21,426,758	20,702,396
INCOME (LOSS) FROM OPERATIONS	3,575,997	3,185,137	(5,177,941)
OTHER INCOME AND (EXPENSES):			
Interest expense	(2,493,533)	(3,354,388)	(2,415,682)
Other - net	354,920	449,257	236,287
Total other - net	(2,138,613)	(2,905,131)	(2,179,395)
INCOME (LOSS) BEFORE INCOME TAXES	1,437,384	280,006	(7,357,336)
INCOME TAX EXPENSE (BENEFIT)	(93,438)	183,464	(2,227,579)
NET INCOME (LOSS)	$ 1,530,822	$ 96,542	$ (5,129,757)
NET INCOME (LOSS) PER COMMON SHARE:			
Basic and diluted	$ 0.34	$ 0.02	$ (1.09)
WEIGHTED AVERAGE COMMON SHARES OUTSTANDING:			
Basic	4,489,322	4,489,215	4,710,039
Diluted	4,548,632	4,493,304	4,710,039

See notes to consolidated financial statements.

ROCKY SHOES & BOOTS, INC.
AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

	Common Stock	Accumulated Other Comprehensive Loss	Retained Earnings	Total Shareholders' Equity
BALANCE, DECEMBER 31, 1998	$ 39,560,343		$ 20,074,728	$ 59,635,071
YEAR ENDED DECEMBER 31, 1999:				
Net loss			(5,129,757)	(5,129,757)
Treasury stock purchased and retired (685,100 shares)	(4,285,184)			(4,285,184)
Stock options exercised	9,000			9,000
BALANCE, DECEMBER 31, 1999	35,284,159		14,944,971	50,229,130
YEAR ENDED DECEMBER 31, 2000:				
Net income			96,542	96,542
BALANCE, DECEMBER 31, 2000	35,284,159		15,041,513	50,325,672
YEAR ENDED DECEMBER 31, 2001:				
Net income			1,530,822	1,530,822
Minimum pension liability, net of tax of $323,229		$ (831,161)		(831,161)
Comprehensive income				699,661
Stock options exercised	18,000			18,000
BALANCE, DECEMBER 31, 2001	$ 35,302,159	$ (831,161)	$ 16,572,335	$ 51,043,333

See notes to consolidated financial statements.

ROCKY SHOES & BOOTS, INC.
AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Years Ended December 31,		
	2001	2000	1999
CASH FLOWS FROM OPERATING ACTIVITIES:			
Net income (loss)	$ 1,530,822	$ 96,542	$ (5,129,757)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:			
Depreciation and amortization	4,409,361	4,698,554	3,836,586
Deferred income taxes	(52,152)	(46,954)	(1,052,222)
Deferred compensation and pension - net	(1,661,232)	(468,522)	254,769
Loss on sale of fixed assets	353,681	32,116	9,048
Change in assets and liabilities:			
Receivables	3,696,183	2,927,201	(6,690,028)
Inventories	4,321,573	537,830	14,536,944
Other current assets	242,095	(72,373)	(378,992)
Other assets	14,731	(469,514)	(749,720)
Accounts payable	(1,936,064)	1,551,745	162,705
Accrued expenses	1,134,840	335,969	277,628
Net cash provided by operating activities	12,053,838	9,122,594	5,076,961
CASH FLOWS FROM INVESTING ACTIVITIES:			
Purchase of fixed assets	(1,172,365)	(3,113,529)	(9,675,010)
Proceeds from sale of fixed assets	7,952	39,770	
Net cash used in investing activities	(1,164,413)	(3,073,759)	(9,675,010)
CASH FLOWS FROM FINANCING ACTIVITIES:			
Proceeds from long-term debt	96,926,759	106,607,246	57,527,000
Payments on long-term debt	(106,997,243)	(112,868,411)	(53,555,319)
Purchase of treasury stock			(4,285,184)
Proceeds from exercise of stock options	18,000		9,000
Net cash used in financing activities	(10,052,484)	(6,261,165)	(304,503)
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	836,941	(212,330)	(4,902,552)
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	2,117,994	2,330,324	7,232,876
CASH AND CASH EQUIVALENTS, END OF YEAR	$ 2,954,935	$ 2,117,994	$ 2,330,324

See notes to consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2001, 2000 AND 1999

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation - The accompanying consolidated financial statements include the accounts of Rocky Shoes & Boots, Inc. ("Rocky Inc.") and its wholly-owned subsidiaries, Lifestyle Footwear, Inc. ("Lifestyle") and Five Star Enterprises Ltd. ("Five Star"), collectively referred to as the "Company." All significant intercompany transactions have been eliminated.

Business Activity - The Company designs, manufactures, and markets high quality men's and women's footwear primarily under the registered trademark, ROCKY®. The Company maintains a nationwide network of Company sales representatives who sell the Company's products primarily through independent shoe, sporting goods, specialty, uniform stores and catalogs, and through mass merchandisers throughout the United States. The Company did not have any customers that accounted for more than 10% of consolidated net sales in 2001, 2000 and 1999.

Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash Equivalents - The Company considers all highly liquid investments purchased with original maturities of three months or less to be cash equivalents. The Company's cash and cash equivalents are primarily held in four banks.

Trade Receivables - Trade receivables are presented net of the related allowance for doubtful accounts of approximately $345,000 and $503,000 at December 31, 2001 and 2000, respectively.

Concentration of Credit Risk - The Company has significant transactions with a large number of customers. Accounts receivable from one customer represented 16% and 12% of the Company's total accounts receivable - trade balance as of December 31, 2001 and 2000, respectively. The Company's exposure to credit risk is impacted by the economic climate affecting its industry. The Company manages this risk by performing ongoing credit evaluations of its customers and maintains reserves for potential uncollectible accounts.

Supplier and Labor Concentrations - The Company purchases raw materials from a number of domestic and foreign sources. The Company currently buys the majority of its waterproof fabric, a component used in a significant portion of the Company's shoes and boots, from one supplier (GORE-TEX®). The Company has had a relationship with this supplier for over 20 years and has no reason to believe that such relationship will not continue.

A significant portion of the Company's shoes and boots are produced in the Company's Dominican Republic operations. The Company has conducted operations in the Dominican Republic since 1987 and is not aware of any governmental or economic restrictions that would alter its current operations.

The Company sources a significant portion of its footwear from manufacturers in the Far East, primarily China. The Company has had sourcing operations in China since 1993 and is not aware of any governmental or economic restrictions that would alter its current sourcing operations.

Inventories - Inventories are valued at the lower of cost, determined on a first-in, first-out (FIFO) basis, or market. Reserves are established for inventories when the net realizable value (NRV) is deemed to be less than its cost based on management's periodic estimates of NRV.

Fixed Assets - The Company records fixed assets at historical cost and generally utilizes the straight-line method of computing depreciation for financial reporting purposes over the estimated useful lives of the assets as follows:

	Years
Building and improvements	5-40
Machinery and equipment	8-12
Furniture and fixtures	8-12
Lasts, dies, and patterns	8-12

Management periodically evaluates the future economic benefit of its long-term assets when events or circumstances indicate potential recoverability concerns. This evaluation is based on consideration of expected future undiscounted cash flows and other operating factors. Carrying amounts are adjusted appropriately when determined to have been impaired.

For income tax purposes, the Company generally computes depreciation utilizing accelerated methods.

Advertising - The Company expenses advertising costs as incurred. Advertising expense was $1,962,783, $2,532,671 and $2,997,462 for 2001, 2000 and 1999, respectively.

Revenue Recognition - Revenue and related cost of goods sold are recognized at the time footwear product is shipped to the customer and title transfers. Revenue is recorded net of estimated sales discounts and returns based upon historical trends. All sales are considered final upon shipment.

Shipping and Handling Costs - The emerging issues task force ("EITF" of the Financial Accounting Standards Board) issued EITF No. 00-10 "Accounting for Shipping and Handling Fees and Costs" ("EITF 00-10"). EITF 00-10 addresses the accounting for shipping and handling costs billed to customers and prohibits the netting of such revenue against related costs. The adoption of EITF 00-10 had no impact on the Company's net income and all applicable expenses have been reclassified from selling general and administrative expenses to net sales for all years presented to conform with the new presentation requirements.

Per Share Information - Basic net income (loss) per common share is computed based on the weighted average number of common shares outstanding during the period. Diluted net income per common share is computed similarly but includes the dilutive effect of stock options. A reconciliation of the shares used in the basic and diluted income per share computations is as follows:

	Years Ended December 31,		
	2001	2000	1999
Basic - Weighted average shares outstanding	4,489,322	4,489,215	4,710,039
Dilutive securities - stock options	59,310	4,089	
Diluted - Weighted average shares outstanding	4,548,632	4,493,304	4,710,039

In 1999, no adjustments to net loss were required for purposes of computing diluted per share amounts. Stock options of 30,236 were not used to compute diluted weighted average common shares outstanding since the loss the Company incurred in 1999 makes these stock options anti-dilutive.

Recently Issued Financial Accounting Standards - Statement of Financial Accounting Standards (SFAS) No. 133, *Accounting for Derivative Instruments and Hedging Activities*, is effective for all fiscal years beginning after June 15, 2000. SFAS 133, as amended, establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts and for hedging activities. Under SFAS 133 certain contracts that were not formerly considered derivatives may now meet the definition of a derivative. Adoption of SFAS 133 did not have a significant impact on the financial position, results of operations, or cash flows of the Company. The Company occasionally uses interest rate swaps to hedge a portion of its variable rate debt. There were no swaps outstanding at December 31, 2001 and 2000. The Company's policy requires that swap contracts be used as hedges and be effective at reducing risk associated with the exposure being hedged. Such contracts are designated at the inception of the contract.

In June, 2001, the Financial Accounting Standards Board (FASB) approved Statement of Financial Accounting Standards (SFAS) No. 141, "Business Combinations." SFAS No. 141 improves the transparency of the accounting and reporting for business combinations by requiring that all business combinations be accounted for under a single method - the purchase method. This Statement is effective for all business combinations initiated after June 30, 2001.

In June, 2001, the FASB approved SFAS No. 142, "Goodwill and Other Intangible Assets." SFAS No. 142 applies to intangibles and goodwill acquired after June 30, 2001, as well as goodwill and intangibles previously acquired. Under this Statement goodwill as well as other intangibles determined to have an infinite life will no longer be amortized; however, these assets will be reviewed for impairment on a periodic basis. This Statement is effective for the Company for the first quarter in the fiscal year ended December 2002.

In August 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." This Statement addresses financial accounting and reporting for the impairment or disposal of long-lived assets and supersedes FASB Statement No. 121 "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of." Because SFAS No. 121 did not address the accounting for a segment of a business accounted for as a discontinued operation under Opinion 30, two accounting models existed for long-lived assets to be disposed of. The Board decided to establish a single accounting model, based on the framework established in Statement No. 121, for long-lived assets to be disposed of by sale. This Statement is effective for financial statements issued for fiscal years beginning after December 15, 2001, and interim periods within those fiscal years.

The Company is currently assessing the impact of these Statements but management does not believe that these Statements will have a material effect on the Company's consolidated financial statements.

Segment Information - The Company is managed in one operating segment, footwear. Within their one operating segment, the Company has identified four product groups; Rugged Outdoor, Occupational-Work, Military and Handsewn Casual. The following is supplemental information on net sales by product group:

	2001	% of Sales	2000	% of Sales	1999	% of Sales
Rugged Outdoor	$ 56,596,762	54.7 %	$ 62,297,449	60.4 %	$ 51,384,731	52.0 %
Occupational	27,054,015	26.2 %	28,204,383	27.3 %	30,054,531	30.4 %
Military	8,948,426	8.7 %				
Casual	4,446,109	4.3 %	6,225,130	6.0 %	8,989,091	9.1 %
Factory Outlet Store	4,741,326	4.6 %	5,916,952	5.7 %	5,235,405	5.3 %
Other	1,533,168	1.5 %	585,073	0.6 %	3,117,465	3.2 %
Total	$103,319,806	100.0 %	$103,228,987	100.0 %	$ 98,781,223	100.0 %

Net sales to foreign countries, primarily Canada, represented approximately 1% of net sales in 2001, 2000, and 1999.

Reclassifications - Certain amounts in the prior years' consolidated financial statements have been reclassified to conform with 2001 presentation.

2. CLOSURE OF MANUFACTURING OPERATIONS

In September 2001, the Board of Directors approved a restructuring plan to consolidate and realign the Company's footwear manufacturing operations. Under this plan, the Company moved the footwear manufacturing operations at its Nelsonville, Ohio factory to the Company's factory in Puerto Rico. The restructuring plan was completed in the fourth quarter of 2001.

The execution of this plan, which started in September 2001, resulted in the elimination of 67 employees at the Company's Nelsonville, Ohio facility, and a transfer of a significant amount of machinery and equipment located at the Nelsonville facility to the Moca, Puerto Rico facility.

A reconciliation of the plant closing costs and accrual during fiscal year 2001 is as follows:

	Total Expenses	Accrued Balance December 31, 2001
Severance:		
Union	$ 292,653	
Non-union	71,668	$ 71,668
Curtailment of pension plan benefits	690,000	690,000
Employee benefits	34,223	33,000
Factory lease	90,000	85,000
Equipment and relocation costs	260,626	5,000
Legal and other costs	60,830	18,623
Total	$1,500,000	$903,291

The Company expects no additional restructuring and realignment costs associated with this plan.

3. INVENTORIES

Inventories are comprised of the following:

	December 31,	
	2001	2000
Raw materials	$ 4,537,865	$ 5,043,839
Work-in-process	1,578,107	1,288,960
Finished goods	20,077,999	23,604,593
Factory outlet finished goods	1,680,693	2,438,398
Less reserve for obsolescence or lower of cost or market	(161,000)	(340,553)
Total	$27,713,664	$32,035,237

4. FIXED ASSETS

Fixed assets are comprised of the following:

	December 31, 2001	December 31, 2000
Land	$ 572,838	$ 572,838
Building and improvements	13,387,497	13,892,507
Machinery and equipment	20,415,510	23,021,226
Furniture and fixtures	1,685,485	3,854,503
Lasts, dies and patterns	6,739,027	6,029,904
Construction work-in-progress	223,862	30,037
Total	43,024,219	47,401,015
Less - accumulated depreciation	(22,258,125)	(23,070,696)
Net fixed assets	$ 20,766,094	$ 24,330,319

5. LONG-TERM DEBT

Long-term debt is comprised of the following:

	December 31, 2001	December 31, 2000
Bank - revolving credit facility	$11,000,000	$20,491,101
Equipment and other obligations	616,500	896,408
Real estate obligations	5,827,541	6,108,661
Other	1,125	19,480
Total debt	17,445,166	27,515,650
Less current maturities	469,143	1,070,374
Net long-term debt	$16,976,023	$26,445,276

On September 18, 2000, the Company entered into a three-year loan and security agreement with GMAC Business Credit, LLC (GMAC) refinancing its former bank revolving line of credit based on the collateral value of its accounts receivable and inventory. This loan and security agreement has the Company's borrowing base at a maximum of $50,000,000. Interest on the revolving credit facility is payable monthly at one-quarter percent (0.25%) per annum in excess of the GMAC's Prime rate, and the entire principal is due September 17, 2003. Under terms of the agreement, the Company has the option to borrow up to half of their outstanding obligation at LIBOR plus two and one-half percent (2.50%). The interest rate for the outstanding balance at December 31, 2001 was 4.64% (9.75% at December 31, 2000).

Amounts borrowed under the agreement are secured by accounts receivable, inventory, equipment, intangible assets of the Company and its wholly-owned domestic subsidiary, Lifestyle Footwear, Inc. Additional security includes 65% of the capital stock of the Company's wholly-owned foreign subsidiary, Five Star Enterprises, Ltd., and 100% of the capital stock of the Company's wholly-owned domestic subsidiary.

The loan and security agreement contains certain restrictive covenants, which among other things, requires the Company to maintain a certain level of EBITDA (earnings before interest, taxes, and depreciation and amortization), net worth, and fixed charge coverage. At December 31, 2001, the Company was not in compliance with certain of these bank covenant requirements. In February 2002, the Company obtained a waiver from GMAC with respect to such events of noncompliance and amended the loan covenants for 2002. Management believes the Company will be in compliance with the revised 2002 covenants.

Equipment and other obligations at December 31, 2001 bear interest at a variable rate of prime plus one-quarter percent (.25%) and are payable in monthly installments to 2003. The equipment is held as collateral against the outstanding obligations.

In January 2000, the Company completed a mortgage financing facility with GE Capital Corp. for three of its facilities totaling $6,300,000. The facility bears interest at 8.275%, with total monthly principal and interest payments of $63,100 to 2014. The proceeds of the financing were used to pay down borrowings under a former revolving credit facility.

In 1998, the Company entered into two interest rate swap agreements with a major bank for a total notional amount of $25,000,000 with average maturities of seven years to reduce the impact of changes in interest rates on its variable rate long-term debt. One interest rate swap agreement for a notional amount of $10,000,000 was terminated in 1999 and resulted in a gain of $103,000. The remaining interest rate swap agreement for a notional amount of $15,000,000 was terminated during the second quarter 2000 and resulted in a gain of $294,000. At December 31, 2001 and 2000 the Company has no interest rate swap agreements.

Long-term debt matures as follows for the years ended December 31:

2002	$ 469,143
2003	486,034
2004	503,796
2005	491,871
2006	400,254
Thereafter	15,094,068
Total	$17,445,166

The estimated fair value of the Company's long-term obligations approximated their carrying amount at December 31, 2001 and 2000, based on current market prices for the same or similar issues or on debt available to the Company with similar rates and maturities.

6. OPERATING LEASES

The Company leases certain machinery and manufacturing facilities under operating leases that generally provide for renewal options. The Company incurred approximately $1,096,000, $1,161,000, and $1,069,000 in rent expense under operating lease arrangements for 2001, 2000 and 1999, respectively.

Included in total rent expense above are monthly payments of $7,000 for 2001, 2000 and 1999, respectively, for the Company's former Ohio manufacturing and clearance center facility leased from an entity in which the owners are also shareholders of the Company.

Future minimum lease payments under non-cancelable operating leases are as follows for the years ended December 31:

2002	$ 652,000
2003	579,000
2004	696,000
2005	743,000
2006	472,000
Thereafter	823,000
Total	$ 3,965,000

7. INCOME TAXES

Rocky Inc. and its wholly-owned subsidiary doing business in Puerto Rico, Lifestyle, are subject to U.S. Federal income taxes; however, the Company's income earned in Puerto Rico is allowed favorable tax treatment under Section 936 of the Internal Revenue Code if conditions as defined therein are met. Five Star is incorporated in the Cayman Islands and conducts its operations in a "free trade zone" in the Dominican Republic and, accordingly, is currently not subject to Cayman Islands or Dominican Republic income taxes. Thus, the Company is not subject to foreign income taxes.

At December 31, 2001, a provision has not been made for U.S. taxes on the accumulated undistributed earnings of Five Star through December 31, 2001 of approximately $5,309,000 that would become payable upon repatriation to the United States. It is the intention of the Company to reinvest all such earnings of Five Star in operations and facilities outside of the United States. In addition the Company has provided Puerto Rico tollgate taxes on approximately $3,684,000 of accumulated undistributed earnings of Lifestyle prior to the fiscal year ended June 30, 1994, that would be payable if such earnings were repatriated to the United States. If the Five Star and Lifestyle undistributed earnings were distributed to the Company in the form of dividends, the related taxes on such distributions would be approximately $1,805,000 and $368,000, respectively. In 2001, the Company received an abatement for Puerto Rico tollgate taxes on all earnings subsequent to June 30, 1994. This resulted in the Company reducing its deferred tax liability by $408,000.

The company accounts for income taxes in accordance with SFAS No. 109, "Accounting for Income Taxes," which requires an asset and liability approach to financial accounting and reporting for income taxes. Accouringly, deferred income taxes have been provided for the temporary differences between the financial reporting and the income tax basis of the Company's assets and liabilities by applying enacted statutory tax rates applicable to future years to the basis differences.

Income taxes (benefits) are summarized as follows:

	Years Ended December 31,		
	2001	2000	1999
Federal:			
Current	$ 112,508	$ (115,262)	$ (1,273,033)
Deferred	(174,636)	263,071	(1,007,542)
Total Federal	(62,128)	147,809	(2,280,575)
State and local:			
Current	(153,794)	345,680	97,676
Deferred	122,484	(310,025)	(44,680)
Total state and local	(31,310)	35,655	52,996
Total	$ (93,438)	$ 183,464	$ (2,227,579)

A reconciliation of recorded Federal income tax expense (benefit) to the expected expense (benefit) computed by applying the Federal statutory rate of 34% for all periods to income (loss) before income taxes follows:

	Year Ended December 31,		
	2001	2000	1999
Expected expense (benefit) at statutory rate	$ 488,711	$ 95,202	$ (2,501,494)
Increase (decrease) in income taxes resulting from:			
Exempt (income) loss from operations in Puerto Rico, net of tollgate taxes	(97,344)	77,938	563,663
Exempt income from Dominican Republic operations	(67,967)	(74,034)	(625,978)
State and local income taxes (benefit)	(20,628)	23,532	(18,019)
Revision of prior year taxes	(12,123)	56,229	
Alternative minimum tax			118,829
Abatement of Puerto Rico taxes	(408,000)		
Other - net	23,913	4,597	182,424
Total	$ (93,438)	$ 183,464	$ (2,280,575)

Deferred income taxes recorded in the consolidated balance sheets at December 31, 2001 and 2000 consist of the following:

	December 31,	
	2001	2000
Deferred tax assets:		
Alternative minimum tax carryforward - Rocky	$ 118,829	$ 118,829
Alternative minimum tax carryforward - Lifestyle	283,200	188,800
Asset valuation allowances	288,317	648,577
Plant closing costs and prepaid assets	257,342	
Pension and deferred compensation	148,004	202,291
Net operating loss carryforwards	1,616,901	1,657,782
Inventories	201,832	318,267
Total deferred tax assets	2,914,425	3,134,546
Deferred tax liabilities:		
Fixed assets	(1,580,872)	(1,497,685)
State and local income taxes	(53,725)	(47,425)
Prepaid assets		(276,989)
Tollgate tax on Lifestyle earnings	(368,435)	(776,435)
Total deferred tax liabilities	(2,003,032)	(2,598,534)
Net deferred tax asset	$ 911,393	$ 536,012

At December 31, 2001, the Company has approximately $4,293,000 of net operating loss carryforwards for Federal income tax purposes. The net operating loss carryforward expires in 2019 and 2020.

8. RETIREMENT PLANS

The Company sponsors separate noncontributory defined benefit pension plans covering the union and non-union workers of the Company's Ohio and Puerto Rico operations. Benefits under the union plan are primarily based upon negotiated rates and years of service. Benefits under the non-union plan are based upon years of service and highest compensation levels as defined. Annually, the Company contributes to the plans at least the minimum amount required by regulation.

In April 2000, the Company announced that certain union and non-union employees were eligible to participate in voluntary early retirement plans. As part of the plans, employees who accepted the offers received increased retiree benefits that are to be paid from plan assets over the employees established retirement period. The effect of the union and non-union plan amendments increased the Company's benefit obligation $1,907,868 in 2000.

In September, 2001 the Company announced a restructuring plan to consolidate and realign the Company's footwear manufacturing operations. As part of the plan, 67 employees were eliminated and their balances paid directly from plan assets (a total of approximately $293,000). As a result of the curtailment of certain retiree benefits and future employee service periods, $690,570 is included in the calculation of 2001 net pension expense as a curtailment loss. Also, benefits under the Company's union plan were frozen at September 30, 2001.

The funded status of the Company's plans and reconciliation of accrued pension cost at December 31, 2001 and 2000 is presented below (information with respect to benefit obligations and plan assets is as of September 30):

	December 31,	
	2001	2000
Change in benefit obligation:		
Projected benefit obligation at beginning of the year	$ 7,985,007	$ 5,422,818
Service cost	316,572	303,748
Interest cost	571,295	403,542
Actuarial (gain)	(93,218)	
Amendments		1,907,868
Exchange (gain)	115,396	248,684
Benefits paid	(652,587)	(301,653)
Projected benefit obligation at end of year	$ 8,242,465	$ 7,985,007
Change in plan assets:		
Fair value of plan assets at beginning of year	$ 4,570,688	$ 4,387,026
Actual return (loss) on plan assets	(721,643)	185,315
Employer contribution	1,870,000	300,000
Benefits paid	(652,587)	(301,653)
Fair value of plan assets at end of year	$ 5,066,458	$ 4,570,688
Unfunded deficit	$(3,176,007)	$(3,414,319)
Remaining unrecognized benefit obligation existing at transition	105,993	232,362
Unrecognized prior service costs due to plan amendments	1,696,929	2,473,620
Unrecognized net loss	1,542,036	289,021
Adjustment required to recognize minimum liability	(2,957,312)	(2,526,603)
Additional contributions (September 30-December 31)	1,000,000	650,000
Curtailment charge included in plant closing costs	690,570	
Accrued pension cost	$(1,097,791)	$(2,295,919)

Net pension cost of the Company's plans is as follows:

	Years Ended December 31,		
	2001	2000	1999
Service cost	$ 316,572	$ 303,748	$ 323,726
Interest	571,295	403,542	356,194
Expected loss on assets	(509,194)	(393,877)	(404,283)
Amortization of unrecognized transition obligation	27,892	27,892	27,892
Amortization of unrecognized prior service cost	184,598	122,508	124,481
Curtailment charge	690,570		
Net pension cost	$1,281,733	$ 463,813	$ 428,010

The assets of the plans consist primarily of common stocks, bonds, and cash equivalents. The assets of the plans include 81,400 and 61,400 shares of the Company's common stock with a market value of $416,768 and $314,675 at September 30, 2001 and 2000, respectively. The Company's unrecognized benefit obligations existing at the date of transition for the non-union plan is being amortized over 21 years. Actuarial assumptions used in the accounting for the plans were as follows:

	December 31,	
	2001	2000
Discount rate	7.25 %	7.25 %
Average rate of increase in compensation levels (non-union only)	3.0 %	3.0 %
Expected long-term rate of return on plan assets	8.0 %	9.0 %

SFAS No. 87, "Employers' Accounting for Pensions," generally requires the Company to recognize a minimum liability in instances in which a plan's accumulated benefit obligation exceeds the fair value of plan assets. In accordance with the Statement, the Company has recorded in the accompanying consolidated financial statements a non-current deferred pension asset of $1,802,922 and $2,526,603 as of December 31, 2001 and 2000, respectively. In addition, under SFAS No. 87, if the minimum liability exceeds the unrecognized prior service cost and the remaining unrecognized benefit obligation at transition, the excess is reported in other comprehensive income (loss) ($831,161, net of a deferred tax benefit of $323,229).

The Company also sponsors a 401(k) savings plan for substantially all of its union and non-union employees. The Company only matches contributions for non-union employees. Funding for non-union employees electing to contribute a percentage of their compensation is matched by the Company, subject to certain limitations. No Company contribution was made for 2001, 2000 and 1999.

9. CAPITAL STOCK

The Company has authorized 250,000 shares of voting preferred stock without par value. No shares are issued or outstanding. Also, the Company has authorized 250,000 shares of non-voting preferred stock without par value. Of these, 125,000 shares have been designated Series A non-voting convertible preferred stock with a stated value of $.06 per share, of which no shares are issued and none are outstanding at December 31, 2001 and 2000, respectively.

In November 1997, the Company's Board of Directors adopted a Rights Agreement which provides for one preferred share purchase right to be associated with each share of the Company's outstanding common stock. Shareholders exercising these rights would become entitled to purchase shares of Series B Junior Participating Cumulative Preferred Stock. The rights may be exercised after the time when a person or group of persons without the approval of the Board of Directors acquire beneficial ownership of 20 percent or more of the Company's common stock or announce the initiation of a tender or exchange offer which if successful would cause such person or group to beneficially own 20 percent or more of the common stock. Such exercise may ultimately entitle the holders of the rights to purchase for $80 per right, common stock of the Company having a market value of $160. The person or groups effecting such 20 percent acquisition or undertaking such tender offer will not be entitled to exercise any rights. These rights expire November 2007 unless earlier redeemed by the Company under circumstances permitted by the Rights Agreement.

The Company reacquired 124,095 and 292,600 shares of common stock in 1994 and 1998 for $1,226,059 and $2,038,118, respectively. In December 1998, the Board of Directors approved the retirement of all shares held in treasury (total of 416,695 shares). During 1999, the Company purchased and retired 685,100 shares for $4,285,184 under its share repurchase program. At December 31, 2001, the Company's Board of Directors has not authorized any additional share repurchase. There were no treasury stock purchases in 2001 and 2000, respectively.

The Company adopted a Stock Option Plan in 1992 which provides for the issuance of options to purchase up to 400,000 common shares of the Company. On October 11, 1995, the Company adopted the 1995 Stock Option Plan which provides for the issuance of options to purchase up to an additional 400,000 common shares of the Company. In May 1998, the Company adopted the Amended and Restated 1995 Stock Option Plan which provides for the issuance of options to purchase up to an additional 500,000 common shares of the Company. All employees, officers, directors, consultants and advisors providing services to the Company are eligible to receive options under the Plans. In addition, the Plans provide for the annual issuance of options to purchase 5,000 shares of common stock to each non-employee director of the Company.

The plans generally provide for grants with the exercise price equal to fair value on the date of grant, graduated vesting periods of up to 5 years, and lives not exceeding 10 years. The following summarizes all stock option transactions from January 1, 1999 through December 31, 2001:

	Shares	Weighted Average Exercise Price
Outstanding at January 1, 1999	560,410	$ 10.86
Issued	247,000	5.82
Exercised	(1,500)	6.00
Forfeited	(112,160)	10.61
Outstanding at December 31, 1999	693,750	9.12
Issued	221,000	6.87
Forfeited	(232,250)	8.40
Outstanding at December 31, 2000	682,500	8.64
Issued	283,750	4.04
Exercised	(3,000)	6.00
Forfeited	(51,250)	7.60
Outstanding at December 31, 2001	912,000	$ 7.27
Options exercisable at December 31:		
1999	386,035	$ 9.27
2000	444,250	$ 9.37
2001	604,000	$ 8.45

The following table summarizes information about options outstanding at December 31, 2001:

Options Outstanding				Options Exercisable	
Range of Exercise Prices	Number	Average Remaining Contractual Life	Weighted-Average Exercise Price	Number	Weighted-Average Exercise Price
$3.875 - $5.00	314,750	7.8	$ 4.14	90,250	$ 4.02
$5.25 - $7.50	219,750	5.7	$ 5.93	185,250	$ 5.92
$7.625 - $9.50	200,500	5.2	$ 8.05	152,750	$ 8.19
$9.75 - $9.875	51,500	0.7	$ 9.76	51,000	$ 9.75
$13.125 - $16.875	125,500	4.0	$ 15.22	124,750	$ 15.22
Total	912,000	5.8	$ 7.27	604,000	$ 8.45

The Company applies APB Opinion No. 25 and related Interpretations in accounting for its stock option plans. Accordingly, no compensation cost has been recognized for its stock option plans. Had compensation costs for the Company's stock-based compensation plans been determined based on the fair value at the grant dates for awards under those plans consistent with the method of SFAS No. 123, the Company's net income (loss) and net income (loss) per share would have resulted in the amounts as reported below. In determining the estimated fair value of each option granted on the date of grant the Company uses the Black-Scholes option-pricing model with the following weighted-average assumptions used for grants in 2001, 2000 and 1999, respectively; dividend yield of 0%; expected volatility of 44%, 45% and 41%; risk-free interest rates of 4.21%, 6.70% and 6.66%; and expected life of 6 years. The weighted average grant date fair value of options issued during 2001, 2000 and 1999 was $4.04, $3.09 and $3.40, respectively.

	Year Ended December 31,		
	2001	2000	1999
Net income (loss):			
As reported	$ 1,530,822	$ 96,542	$ (5,129,757)
Pro forma	$ 1,096,952	$ (99,255)	$ (5,201,230)
Income (loss) per share:			
As reported:			
Basic and diluted	$ 0.34	$ 0.02	$ (1.09)
Pro forma:			
Basic and diluted	$ 0.24	$ (0.02)	$ (1.10)

The pro forma amounts are not representative of the effects on reported net income for future years.

10. COMPREHENSIVE INCOME (LOSS)

Comprehensive income (loss) represents net income (loss) plus the results of certain non-shareholders' equity changes not reflected in the Statement of Operations. The components of comprehensive income (loss), net of tax, are as follows:

	Year Ended December 31,		
	2001	2000	1999
Net income (loss)	$1,530,822	$96,542	$(5,129,757)
Minimum pension liability, net of tax benefit	(831,161)		
Comprehensive income (loss)	$ 699,661	$96,542	$(5,129,757)

The 2001 minimum pension liability is net of a deferred tax benefit of $323,229.

11. SUPPLEMENTAL CASH FLOW INFORMATION

Cash paid for interest and Federal, state and local income taxes was as follows:

	Year Ended December 31, 2001	2000	1999
Interest	$2,644,998	$ 3,279,905	$2,547,104
Federal, state and local income taxes - net of refunds	$ (36,309)	$(3,450,000)	$2,370,588

Non Cash Transaction - Increase (decrease) in additional minimum pension liability as follows:

Deferred pension asset	$1,154,390
Deferred tax benefit	(323,229)
Total	$ 831,161

Accounts payable at December 31, 2001, 2000 and 1999 include a total of $5,310, $12,098 and $189,659, respectively, relating to the purchase of fixed assets.

12. SUBSEQUENT PURCHASE OF LICENSING RIGHTS

On January 4, 2002, the Company re-acquired the licensing rights to ROCKY® Kids. The rights to ROCKY® Kids were purchased from Philip's Kids, LLC ("Philip's"), an entity owned by a member of the Company's Board of Directors. The purchase price for the licensing rights was approximately $500,000. An additional purchase price is contingent based upon future sales of these products.

13. QUARTERLY RESULTS OF OPERATIONS (UNAUDITED)

The following is a summary of the unaudited quarterly results of operations for the years ended December 31, 2001 and 2000:

	1st Quarter	2nd Quarter	3rd Quarter	4th Quarter	Total Year
2001					
Net sales	$16,063,895	$22,006,132	$38,490,267	$26,759,512	$103,319,806
Gross margin	3,167,074	6,152,129	9,804,424	4,128,313	$ 23,251,940
Net income (loss)	(906,094)	702,339	1,479,694	254,883	$ 1,530,822
Net income (loss) per common share:					
Basic	$ (0.20)	$ 0.16	$ 0.33	$ 0.06	$ 0.34
Diluted	$ (0.20)	$ 0.16	$ 0.32	$ 0.06	$ 0.34
2000					
Net sales	$15,131,033	$23,114,100	$37,230,069	$27,753,785	$103,228,987
Gross margin	3,532,682	5,471,727	8,744,165	6,863,321	$ 24,611,895
Net income (loss)	(1,615,568)	343,288	1,262,972	105,850	$ 96,542
Net income (loss) per common share:					
Basic and diluted	$ (0.36)	$ 0.08	$ 0.28	$ 0.02	$ 0.02

No cash dividends were paid during 2001 and 2000.

MARKET MAKERS

The following broker-dealer firms are market makers in the Company's Common Stock:

Herzog, Heine, Geduld, LLC.
Knight Securities, L.P.
McDonald Investments
Mitchell Securities Corporation of Oregon
NDB Capital Markets, L.P.
Spear Leeds & Kellogg Capital Markets
Wedbush Morgan Securities, Inc.

ANNUAL MEETING

The Annual Meeting of Shareholders will be held on Wednesday, May 15, 2002 at 9:30 a.m., at Stuarts Opera House, located at 34 Public Square, Nelsonville, Ohio.

BOARD OF DIRECTORS

Mike Brooks
Chairman of the Board,
President and
Chief Executive Officer

Leonard L. Brown
President
Leonard L. Brown, Inc.

Glenn E. Corlett
Dean and Philip J. Gardner, Jr.
Leadership Professor of the
College of Business at Ohio
University

David Fraedrich
Senior Vice President
and Treasurer

Stanley I. Kravetz
President
The Kravetz Group

Curtis A. Loveland
Secretary, Partner,
Porter, Wright, Morris & Arthur
LLP

Robert D. Rockey
Former Chairman and CEO
Duck Head Apparel Company, Inc.

James L. Stewart
Proprietor
Rising Wolf Ranch, Inc.

OFFICERS

Mike Brooks
Chairman of the Board,
President and
Chief Executive Officer

David Fraedrich
Senior Vice President
and Treasurer

David Sharp
Executive Vice President
and Chief Operating
Officer

James E. McDonald
Vice President and Chief
Financial Officer

Corporate Offices
39 E. Canal Street
Nelsonville, Ohio 45764
(740) 753-1951

Stock Listing
NASDAQ National Market
Symbol: RCKY

Internet
Corporate and investor information on Rocky Shoes & Boots, Inc. can be accessed on the Internet at:
http://www.rockyboots.com

Independent Accountants
Deloitte & Touche LLP
Columbus, Ohio

Legal Counsel
Porter, Wright, Morris & Arthur LLP
Columbus, Ohio

Transfer Agent and Registrar
Communications regarding changes of address, transfer of shares, and lost certificates should be directed to the Company's stock transfer and registrar:

Fifth Third Bank
Corporate Trust Services
38 Fountain Square Plaza
Mail Drop #10AT66
Cincinnati, Ohio 45202
(800) 837-2755

Form 10-K
Copies of the signatures, exhibit index and exhibits contained therein as filed with the Securities and Exchange Commission are available without charge upon written request to:

James E. McDonald
Vice President and CFO
Rocky Shoes & Boots, Inc.
39 E. Canal Street
Nelsonville, Ohio 45764

Rocky® Products



ROCKY®
SHOES AND BOOTS

Rocky Shoes & Boots, Inc.
39 East Canal Street
Nelsonville, Ohio 45764
Phone (740) 753-1951
Fax (740) 753-4024
www.rockyboots.com